Exhibit 99.1

DISCLOSURE DOCUMENT

REGARDING THE PROPOSED SALE BY BROOKFIELD BUSINESS PARTNERS L.P. OF
ITS INDIRECT EQUITY INTEREST IN WESTINGHOUSE ELECTRIC COMPANY LLC

December 28, 2022

DISCLOSURE DOCUMENT

Description of this Disclosure Document

This disclosure document (this “Disclosure Document”) is being furnished to holders (“Unitholders”) of limited partnership units (“Units”) of Brookfield Business Partners L.P. (“Brookfield Business Partners”, or the “Partnership”) in connection with a proposed transaction (the “Transaction”) pursuant to which Brookfield Business Partners will sell its approximate 44% indirect equity interest (the “Equity Interest”) in Brookfield WEC Holdings Sub-Aggregator LP (“Sub-Aggregator”), the indirect parent company of Westinghouse Electric Company LLC (“Westinghouse”), to Watt New Aggregator L.P. (the “Acquisition Partnership”), a partnership held by a strategic consortium (the “Buyer Consortium”) led by Brookfield Renewable Partners L.P. (“Brookfield Renewable Partners”) and its institutional partners (collectively with Brookfield Renewable Partners, “Brookfield Renewable”) and Cameco Corporation (“Cameco”).

Information in this Disclosure Document

No person has been authorized to provide any information or to make any representations regarding the Transaction and the other matters discussed in this Disclosure Document on behalf of Brookfield Business Partners other than the information and representations set forth in this Disclosure Document. Any such other information or representations should be considered not to have been authorized by Brookfield Business Partners and should not be relied upon.

Certain information in this Disclosure Document pertaining to the Acquisition Partnership and Buyer Consortium has been furnished by the Buyer Consortium. Although Brookfield Business Partners does not have any knowledge that would indicate that such information contained herein concerning the Buyer Consortium is untrue or incomplete, neither Brookfield Business Partners nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information or for the failure by the Buyer Consortium to disclose events or information regarding the Buyer Consortium that may affect the completeness or accuracy of such information. For additional information regarding the Buyer Consortium, please see “Other Information – Information Concerning the Buyer Consortium”.

Descriptions in this Disclosure Document of the terms of the Transaction and the Formal Valuation and Fairness Opinion (as defined below) are summaries of the material terms of the Transaction and the Formal Valuation and Fairness Opinion, respectively, and are subject to, and qualified in their entirety by, the equity purchase agreement in respect of the Transaction (the “Equity Purchase Agreement”), which was filed by Brookfield Business Partners on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the website of the United States Securities and Exchange Commission (“SEC”) at www.sec.gov on October 18, 2022 and the Formal Valuation and Fairness Opinion, which was filed by Brookfield Business Partners on SEDAR at www.sedar.com and on the website of the SEC at www.sec.gov on December 28, 2022.

The information contained in this Disclosure Document is given as of December 28, 2022, except where otherwise noted.

Cautionary Statement Regarding Forward-Looking Statements

This Disclosure Document contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Forward-looking information contained in this Disclosure Document includes, but is not limited to, statements relating to the following items:

(i)	expectations regarding the Transaction, including the satisfaction of conditions and approvals required to complete the Transaction and the timing of completion of the Transaction, if at all;

(ii)	Brookfield Business Partners’ expected proceeds from the Transaction and use thereof; and

(iii)	expectations regarding the Exemptive Relief (as defined below).

There can be no assurance that the Transaction will be completed or that the anticipated benefits of the Transaction will be realized. Closing of the Transaction is subject to certain conditions, including the approval of Unitholders, regulatory approvals and other customary conditions, and there can be no assurance that any such approvals will be obtained or that any such conditions will be satisfied or waived. The Transaction could be modified, restructured or terminated.

The forward-looking statements and information are based on opinions, assumptions and estimates made in light of the Partnership’s experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Brookfield Business Partners believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking statements or information because they are subject to a number of risks, uncertainties and assumptions, most of which are difficult to predict and many of which are beyond the control of Brookfield Business Partners. In addition to the risks previously disclosed in Brookfield Business Partners’ reports filed with securities regulators in Canada and the United States and those identified elsewhere in this Disclosure Document, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of certain parties to terminate the Transaction; the outcome of any legal proceedings that may be instituted against Brookfield Corporation (formerly Brookfield Asset Management Inc.), Brookfield Business Partners or their respective shareholders, unitholders or directors; the ability to meet closing conditions to the Transaction; a delay in closing the Transaction; the ability to obtain all required approvals for the Transaction on the expected terms and schedule, including approval of Unitholders; and general political, economic and market conditions. For a more detailed discussion of these risks, please also see the information under “Risk Factors” in the annual report on Form 20-F of Brookfield Business Partners for the fiscal year ended December 31, 2021 filed on SEDAR at www.sedar.com and on the website of the SEC at www.sec.gov on April 25, 2022 (the “Partnership’s Annual Report”). We qualify any and all of our forward-looking statements by these cautionary factors.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Currency

Unless otherwise specified, all dollar amounts contained in this Disclosure Document are expressed in U.S. dollars and references to “$” are to U.S. dollars.

Approvals Required

Since Brookfield Business Partners and Brookfield Renewable Partners are both affiliates of Brookfield Corporation, Brookfield Renewable Partners is a “related party” of Brookfield Business Partners and the Transaction constitutes a “related party transaction” of Brookfield Business Partners as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). In order for the Transaction to proceed, MI 61-101 requires that the Transaction be approved by the affirmative vote of a simple majority of the votes cast by or on behalf of Unitholders, excluding for this purpose votes attached to Units held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101 (“Minority Approval”). For this purpose, Units held by Brookfield Corporation and any Units held by any directors or senior officers of Brookfield Corporation or certain of its affiliates, together with their related parties and joint actors, representing in the aggregate approximately 34% of the outstanding Units, will be excluded, as further described in this Disclosure Document. Minority Approval is required even though the Units are not generally voting securities and Unitholders are generally not entitled to participate in the management of the Partnership.

As of the date of this Disclosure Document, the Partnership has received written support from Unitholders holding approximately 37% of the issued and outstanding Units (without giving effect to the exchange or conversion of any REUs or BBUC Exchangeable Shares (each as defined below) into Units) and approximately 56% of the Units eligible to vote for the purposes of the Minority Approval. See “Unitholder Support” for additional information. Minority Approval is therefore certain, and any marginal benefit of Brookfield Business Partners calling a meeting of Unitholders and mailing a circular is outweighed by the unnecessary time and resources required of the Partnership to do so. On the basis of this support, Brookfield Business Partners applied for and has received exemptive relief from the Ontario Securities Commission (the “OSC”) from the requirements of subsection 5.3(2) of MI 61-101 to call a meeting of Unitholders to consider the Transaction and to send an information circular to Unitholders in connection with such meeting (the “Exemptive Relief”). The Exemptive Relief is conditional upon, among other things, the Partnership obtaining Minority Approval by way of written consent from Unitholders holding a majority of the Units eligible to vote for the purposes of Minority Approval by executing and delivering the unitholder consent in the form annexed as Appendix A (the “Unitholder Consent”). There can be no assurance that the conditions of the Exemptive Relief will be fulfilled. If the conditions of the Exemptive Relief are not fulfilled, Brookfield Business Partners will call a meeting of Unitholders to seek the Minority Approval and send an information circular to Unitholders in accordance with MI 61-101.

Units

As of December 20, 2022 there were 74,612,502 Units issued and outstanding. The Units are non-voting limited partnership interests in the Partnership. The rights of holders of the Units are based on the Partnership’s limited partnership agreement, amendments to which may be proposed only by or with the consent of the general partner of the Partnership as described in the Partnership’s Annual Report. Holders of the Units do not have the ability to call meetings of Unitholders, and holders of the Units are not entitled to vote on matters relating to the Partnership except as described in the Partnership’s Annual Report. The foregoing statements of the terms of the Units are qualified in their entirety by reference to all of the provisions of the Partnership’s limited partnership agreement, which is available electronically on the Partnership’s SEDAR profile at www.sedar.com.

The Units are publicly traded on the NYSE and on the TSX under the symbols BBU and BBU.UN, respectively. As the Units are not otherwise voting securities and Unitholders are not generally entitled to participate in the management of the Partnership, Brookfield Business Partners has never held a meeting of Unitholders and does not currently anticipate any upcoming Unitholder meetings.

To the knowledge of the general partner of Brookfield Business Partners, an aggregate of 25,552,855 Units held by Brookfield Corporation or held by any directors or senior officers of Brookfield Corporation or certain of its affiliates, together with their related parties and joint actors, representing in the aggregate approximately 34% of the outstanding Units as of December 20, 2022, will be excluded from the Minority Approval. Holders of class A exchangeable subordinate voting shares (“BBUC Exchangeable Shares”) of Brookfield Business Corporation (“BBUC”) are not entitled to vote for the purposes of the Minority Approval.

The Partnership

The Partnership was established on January 18, 2016 as a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended. The head and registered office of the Partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and our telephone number is +441 294 3309. The Partnership and its related entities were established by Brookfield Corporation as its primary vehicle to own and operate business services and industrial operations on a global basis.

The Partnership is a publicly traded reporting issuer on the NYSE and on the TSX under the symbols “BBU” and “BBU.UN”, respectively. For additional information, please refer to the Partnership’s Annual Report.

Public holders of Units currently own approximately 67% of all outstanding Units and Brookfield Corporation currently owns approximately 33% of all outstanding Units. The Partnership’s sole direct investment is a managing general partnership interest in Brookfield Business L.P. (“Holding L.P.”). Brookfield Corporation also holds 47,244,877 BBUC Exchangeable Shares and 69,705,497 redeemable partnership units (“REUs”) in Holding L.P. which are effectively exchangeable on a one-for-one basis for Units or its cash equivalent. The BBUC Exchangeable Shares and REUs are not voting securities of the Partnership and, as a result, will not have the right to vote for the purposes of the Minority Approval. Taken together, Brookfield Corporation holds an approximate 65% equity interest in the Partnership on a fully-exchanged, fully-diluted basis. In addition, Brookfield Corporation holds 4 special limited partnership units (“Special LP Units”) in Holding L.P. and 4 general partnership units of the Partnership.

Brookfield Corporation holds approximately 65% of the BBUC Exchangeable Shares and the Partnership owns all of the BBUC class B multiple voting shares and class C non-voting shares. The BBUC Exchangeable Shares and class B multiple voting shares control 25% and 75%, respectively, of the aggregate voting rights of BBUC. Through the ownership of BBUC exchangeable shares and BBUC’s class B multiple voting shares, Brookfield Corporation and the Partnership collectively hold an approximate 91% voting interest in BBUC.

THE TRANSACTION

The Transaction

On October 11, 2022, the Partnership together with its affiliates, Brookfield WEC Aggregator L.P. and Brookfield Capital Partners (Bermuda) Ltd. (such affiliates, the “Sellers”), entered into an agreement pursuant to which Sellers agreed to sell their 100% interest in Sub-Aggregator, the indirect parent company of Westinghouse, to the Acquisition Partnership for a total enterprise value of $7.875 billion. In certain circumstances contemplated in the Equity Purchase Agreement, the Transaction will instead proceed by way of acquisition, directly or indirectly, of 100% of the equity interests in each of Brookfield WEC Holdings Inc. and Brookfield WEC EMEA Holdings, Ltd., which are directly owned subsidiaries of Sub-Aggregator and which together indirectly own 100% of Westinghouse and its subsidiaries. The Partnership, through certain subsidiaries, including BBUC (BBU and such subsidiaries, collectively, the “BBU Business”), indirectly holds an approximate 44% equity interest in Westinghouse. A portion of this 44% equity interest is held through Brookfield Capital Partners IV, L.P. (“BCP IV”), a private fund managed by Brookfield Corporation. Of the remaining 56% equity interest in Westinghouse, 37% is held indirectly by BCP IV on behalf of other limited partners of BCP IV and the 19% is held indirectly by certain limited partners of BCP IV who co-invested in Westinghouse through co-investment vehicles managed by Brookfield Corporation.

Based on the $7.875 billion total enterprise value of Westinghouse, the BBU Business expects to receive approximately $1.628 billion in cash proceeds from the sale of its Equity Interest (the “Consideration”) (or approximately $1.8 billion in cash proceeds after including expected cash proceeds from the sale by Westinghouse of a non-core electrical transmission and distribution business in a separate transaction to an unaffiliated third party and estimated cash generated within Westinghouse prior to the expected closing date of the Transaction (collectively, the “Pre-Closing Adjustments”)). Brookfield Business Partners intends to use its proceeds from the Transaction to enhance its corporate liquidity position and provide flexibility to pay down corporate debt or fund growth opportunities, new acquisitions, and investments.

Brookfield Corporation holds approximately $1.5 billion in perpetual preferred equity securities issued by subsidiaries of the Partnership. The preferred securities are redeemable at par at the option of Brookfield Corporation to the extent the Partnership completes asset sales, including the sale of its Equity Interest in Westinghouse. Brookfield Corporation has the ability to waive its redemption option.

There can be no assurance that the Transaction will be completed or that the expected net proceeds to the Partnership will be realized. Closing of the Transaction is subject to certain conditions, including receipt of the Minority Approval, regulatory approvals and other customary conditions, and there can be no assurance that any such approvals will be obtained or that any such conditions will be satisfied or waived.

Background to the Transaction

Westinghouse is one of the global leaders in providing technologies, products and services to the nuclear power industry. The business was acquired by the Sellers out of bankruptcy in 2018. Since its acquisition, the Sellers have appointed a new world-class management team and successfully repositioned the business by strengthening Westinghouse’s organizational structure, refocusing its product and service offerings, optimizing the global supply chain and investing in new technology. Westinghouse’s profitability has nearly doubled under the Sellers’ ownership, and today the business is ideally positioned to benefit from strong industry tailwinds driven by the increased recognition of nuclear power as a reliable source of clean energy to achieve global decarbonization goals and a necessary component of energy security. Following four years of the Sellers’ ownership, Westinghouse has evolved into a strategic infrastructure investment that the Sellers can monetize now for all cash, which will allow Brookfield Business Partners to deploy capital into new investment opportunities to support its continued growth.

Brookfield Business Partners is the primary vehicle through which Brookfield Corporation owns and operates global business services and industrials companies that provide essential products and services and benefit from a strong competitive position. One of the assets held by Brookfield Business Partners is the Equity Interest.

On August 1, 2018, the Sellers acquired Westinghouse for approximately $3.8 billion. The acquisition was funded with approximately $3.1 billion of long-term financing and $920 million of equity, of which the BBU Business funded approximately $405 million for the Equity Interest, and the balance of equity was provided by institutional partners, including BCP IV. Following the acquisition, Westinghouse has provided the BBU Business with recurring distributions in the amount of approximately $840 million in the aggregate. Since 2019, in order to further strengthen Westinghouse’s capabilities and enhance its market position, Westinghouse has completed eight strategically important add-on acquisitions, including the acquisition of BHI Energy in the first half of 2022. Westinghouse has also organically pursued new innovative technologies, including the eVinci micro reactor technology (“eVinci”). Today, Westinghouse’s technology serves as the foundation for over 50% of the world’s 440 operating reactors and is positioned to support its customers with the solutions required to service and extend the operating life of reactors. Westinghouse operates in numerous countries globally including the United States, China, France, South Korea, Sweden, Japan, the United Kingdom, Canada, and Ukraine, amongst others, with more than 9,500 employees worldwide.

In 2021, Brookfield Corporation, as the manager of and on behalf of BCP IV and the other co-investment vehicles that collectively hold 100% of the equity interests in Westinghouse, sought out potential buyers for a minority stake in Westinghouse and no sale resulted. In April 2022, given recent favorable industry dynamics and the substantial completion of its operational turnaround plan for Westinghouse, Brookfield Corporation decided it was appropriate to initiate a confidential process to explore, review and evaluate the sale of a 100% interest in Westinghouse (the “Strategic Process”). On May 5, 2022, Brookfield Corporation advised the board of directors of the general partner of the Partnership (the “Board”) and the board of directors of BBUC that the Strategic Process would be initiated, and that the Partnership would be disclosing publicly the following day that it would be progressing the monetization of its interest in Westinghouse. As BBU and BBUC hold the Equity Interest through BCP IV and other co-investment vehicles managed by Brookfield Corporation, neither the Board nor the board of directors of BBUC was involved in the determination to conduct the Strategic Process, nor was it necessary for the Board or the board of directors of BBUC to approve the Strategic Process. This is consistent with the manner in which all similarly held investments which are managed by Brookfield Corporation are marketed for sale. The Sellers retained RBC Capital Markets (“RBCCM”) and BMO Capital Markets (“BMO”) as financial advisors in connection with the Strategic Process and Weil, Gotshal & Manges LLP (“Weil”) as legal counsel in connection with the Strategic Process. There was no soliciting dealer group for the Transaction. RBCCM and BMO contacted various potential strategic and financial investors with respect to their potential interest in acquiring Westinghouse. One such party was Cameco, the world’s largest publicly traded uranium company, based in Saskatoon, Saskatchewan, Canada. Cameco expressed an interest in buying into Westinghouse in a strategic partnership alongside an affiliate of Brookfield Corporation, and a bidding consortium was created between Cameco and Brookfield Renewable, including Brookfield Renewable Partners.

Given that Brookfield Renewable Partners was one of the interested parties, Canadian securities law counsel to Brookfield Business Partners and BBUC advised that if Brookfield Renewable Partners became a purchaser of Westinghouse, such acquisition (the Transaction) could be a “related party transaction” (as such term is defined in MI 61-101) and, among other things, a formal valuation of the Equity Interest (“Formal Valuation”) may need to be prepared in accordance with the requirements set out in MI 61-101 and the disclosure standards for formal valuations and fairness opinions of the Investment Industry Regulatory Organization of Canada. US securities law counsel to Brookfield Business Partners and BBUC also advised that the Transaction could be considered a “related party transaction” under the rules of the New York Stock Exchange (“NYSE Requirements”), which would require the audit committee or other independent body of the board of directors of each of Brookfield Business Partners and BBUC to conduct a reasonable prior review of the Transaction.

Brookfield Corporation is the sole shareholder of Brookfield Business Partners Limited (“BBU GP”), the general partner of Brookfield Business Partners, and, as a result of such ownership of the BBU GP, Brookfield Corporation is able to control the appointment and removal of the BBU GP’s directors and, accordingly, exercises substantial influence over Brookfield Business Partners. Although Brookfield Corporation currently has an effective equity interest of approximately 65% (on a fully-exchanged, fully diluted basis) in Brookfield Business Partners as a result of its indirect ownership of Units, the general partnership units of Brookfield Business Partners, BBUC Exchangeable Shares, REUs and Special LP Units, over time, Brookfield Corporation may reduce this interest while still maintaining its controlling interest, and, therefore, Brookfield Corporation may use its control rights in a manner that conflicts with the interests of Unitholders. See “Relationship of Brookfield Corporation with the Partnership and with Brookfield Renewable Partners” for more details.

The Board, at all times, maintains the Governance and Nominating Committee of the general partner of Brookfield Business Partners, which is comprised of John Lacey, David Hamill and Anne Ruth Herkes, each being an independent director of the general partner of Brookfield Business Partners (the “Independent Committee”), with a mandate to, among other things, review and conduct oversight of significant proposed related party transactions and situations involving a potential conflict of interest, and to ensure that no such transaction is inconsistent with the interest of Brookfield Business Partners and the Unitholders. As part of this mandate, the Independent Committee may retain any advisor, including legal counsel, without the Board’s approval, at any time. Further, the Independent Committee has approved a conflicts protocol and guidelines policy (the “Conflicts Policy”) which addresses the approval requirements and other requirements for related party transactions or any other transactions in which there is potential for a conflict of interest to arise. As a result, the Board determined that it would be appropriate for the Independent Committee to review and consider the terms, conditions, agreements and other matters related to the Transaction (including considering any matters required under MI 61-101 and the NYSE Requirements), supervise the negotiations in respect of material terms of the Transaction related to BBU, and make a recommendation to the Board with respect to the Transaction. Mr. Lacey is the Lead Independent Director of the Board and the Chair of the Independent Committee, and accordingly led the relevant meetings of the Independent Committee and the Board relating to the Transaction. Given the ongoing mandate of the Independent Committee is to review and conduct oversight of significant proposed related party transactions and situations involving a potential conflict of interest, the Independent Committee’s mandate in this circumstance was limited to the review and consideration of the terms, conditions, agreements and other matters related to the Transaction, as noted above, and the Independent Committee was not otherwise involved in negotiations or deliberations relating to the Strategic Process. The Independent Committee was however kept apprised of developments with respect to the Strategic Process, including the details of the various proposals under consideration and the status of negotiations, as noted below.

On May 19, 2022, the Independent Committee retained Stikeman Elliott LLP (“Stikeman”) as its independent Canadian legal counsel, after confirming with Stikeman that it had no legal conflict that would prevent it from acting as counsel to the Independent Committee in respect of the Transaction, including advice regarding applicable duties and responsibilities of the Independent Committee and the application of MI 61-101. The Independent Committee received legal advice from Stikeman regarding their duties and responsibilities and the legal requirements of the Transaction, including the application of MI 61-101 and the requirement under MI 61-101 for a Formal Valuation and Minority Approval. Stikeman discussed with the Independent Committee the criteria for determining the independence of an independent valuator to deliver the Independent Valuation under MI 61-101.

The Independent Committee identified a list of potential financial advisors to serve as independent valuator for purposes of preparing the Formal Valuation and to act as financial advisor to the Independent Committee. The Independent Committee reviewed information provided by potential candidates and discussed the candidates and the criteria for selection of the financial advisors with whom they would meet, including independence, reputation, qualifications, experience, and cost.

At a meeting of the Independent Committee on June 23, 2022, two of the financial advisor candidates delivered presentations to the Independent Committee. Each of the potential financial advisors outlined their independence, qualifications, experience, and quote for the mandate. Following such presentations, detailed discussions were held relating to the presentations made by each prospective independent valuator and financial advisor. Based on the selection criteria described above, the Independent Committee determined to retain Tudor, Pickering, Holt & Co. Securities – Canada, ULC (together with its corporate advisory affiliates, “TPH”), as independent valuator to prepare the Formal Valuation and to provide an opinion as to the fairness, from a financial point of view, of the consideration to be received by the BBU Business for the Equity Interest under the Transaction (the “Fairness Opinion”). The Independent Committee entered into an engagement agreement with TPH effective as of June 30, 2022.

All interested bidders were asked to submit, by end of day on July 8, 2022, a non-binding indication of interest to acquire 100% of Westinghouse.

At a meeting of the Independent Committee held on July 13, 2022, representatives of RBCCM provided an overview of the Strategic Process to date and reviewed the indications of interest received from various parties, including in respect of valuation and completion/execution risk, noting the following:

•	RBCCM contacted 29 parties in early May 2022, including international nuclear energy companies and other corporate strategics, as well as select private equity firms and other financial sponsors, with respect to their potential interest in acquiring Westinghouse.

•	Westinghouse negotiated and entered into non-disclosure and confidentiality agreements with 12 interested parties, including Cameco on May 30, 2022 and two third-party strategic investors in Brookfield Renewable. Interested parties that entered into a non-disclosure and confidentiality agreement were provided with access to Westinghouse’s data room, the formal process letter, the confidential information memorandum and a draft Equity Purchase Agreement.

•	Management of Westinghouse and Brookfield Corporation participated in management presentations with 10 interested parties and other due diligence calls with 7 of these interested parties.

•	On or about July 8, 2022, preliminary non-binding indications of interest were received from three parties, which included the parties’ positions with respect to value, further due diligence and financing conditions.

At such meeting, the Independent Committee reviewed and discussed at length the three preliminary nonbinding indications of interest that were received with RBCCM, management of Brookfield Corporation, TPH and Stikeman, as well as separately with only the Independent Committee, TPH, and Stikeman. The Buyer Consortium submitted a preliminary non-binding indication of interest whereby it proposed to acquire 100% of the interests of Westinghouse at an enterprise value of $8.05 billion on a cash-free and debt-free basis (the “Initial Proposal”) and indicated that the Buyer Consortium were prepared to negotiate the terms of the Transaction on an expedited and practical basis. The Initial Proposal included certain conditions, including completion by the Buyer Consortium of satisfactory due diligence, and the negotiation, execution and delivery of definitive transaction documents, in each case to the satisfaction of the Buyer Consortium. The other parties’ preliminary indications of interest proposed lower valuations than the Buyer Consortium. One of the preliminary indications of interest was for less than 100% of Westinghouse and such party would require a partner to be able to proceed with a transaction.

Throughout the process, the Independent Committee held 14 formal meetings, during which meetings the Independent Committee:

•	received ongoing updates on the work performed to date and a general timetable for the preparation of the Formal Valuation and Fairness Opinion, including details regarding the information and assumptions that underpin the Formal Valuation and Fairness Opinion;

•	received advice and analysis from TPH on, among other things, Westinghouse’s historical financial performance and financial forecast provided by Westinghouse and TPH’s perspectives on market conditions and associated valuation implications;

•	received information, analysis and advice from Stikeman regarding the Independent Committee’s duties and responsibilities in fulfilling their mandate, the key terms of the Transaction, and the legal requirements applicable to the Transaction;

•	received ongoing updates from RBCCM and management of Brookfield Corporation on the status of the Strategic Process, including the Transaction and other available alternatives;

•	periodically provided updates to the Board, keeping them apprised, in a manner consistent with their role and duties, of the Independent Committee evaluation and consideration of the Transaction, and any developments relating to the Strategic Process;

•	evaluated and discussed, with the assistance of TPH and Stikeman, the terms of the Transaction and the relative benefits and risks of the Transaction, including those described below under the heading “Reasons for the Recommendation of the Independent Committee”; and

•	made recommendations to the Board with respect to the foregoing.

At such meetings, in addition to meeting with TPH and Stikeman, the Independent Committee met with Stikeman in in camera sessions.

During an Independent Committee meeting held on July 20, 2022, RBCCM and management of Brookfield Corporation discussed the proposed structure and timeline for the Transaction and provided an update on the status of the due diligence process being undertaken by the Buyer Consortium. Management of Brookfield Corporation noted that the Parties were targeting formalizing and announcing the Transaction as soon as August 2022. TPH reviewed preliminary information with respect to their valuation method, historical and projected financial information for Westinghouse provided by Westinghouse management, and certain market considerations. At such meeting, there was a robust discussion regarding assumptions that would factor into the Formal Valuation, and plans for further evaluation by TPH. The Independent Committee directed that TPH continue its evaluation, and coordinate with management of Brookfield Corporation and Westinghouse for any outstanding information needed to deliver the Formal Valuation.

During Independent Committee meetings held on July 27, 2022 and July 29, 2022, TPH provided further insight on their financial analysis of the Equity Interest, and presented key observations and adjustments made due to their continued analyses that would factor into the Formal Valuation, including with respect to the existing Westinghouse business and eVinci. During both meetings, the Independent Committee had in-depth discussions regarding the valuation process, and figures presented to date, as well as the nuclear industry and the related political and market conditions.

On August 4, 2022, the Independent Committee convened again to discuss the status of the Transaction and TPH’s valuation process. Management of Brookfield Corporation provided an update regarding the Transaction and noted that the targeted announcement date of the Transaction had moved from mid-August 2022 to early September 2022, due in part to the ongoing due diligence process being undertaken by the Buyer Consortium. Management of Brookfield Corporation also noted that the capital structure of Westinghouse’s business to be sold to the Buyer Consortium would be adjusted to remove proceeds from the disposition of a non-core asset prior to the closing of the Transaction. With respect to any available alternatives, management of Brookfield Corporation provided an update on the Strategic Process, noting that two of the parties that submitted preliminary non-binding indications of interest, one of which was the Buyer Consortium, were continuing their due diligence process, and remained in dialogue with RBCCM, but none had presented a revised proposal. TPH reviewed its preliminary analysis of the value range of the Equity Interest, and presented its updated analysis to the Independent Committee. After the Independent Committee meeting, the Board held their Q2-2022 quarterly Board meeting, at which management of Brookfield Corporation provided to the independent members of the Board an update on the Strategic Process and the Independent Committee members provided an update on the Transaction and the Formal Valuation process after management of Brookfield Corporation recused themselves from the meeting.

The Independent Committee convened again on August 10, 2022 to discuss further updates on the valuation process by TPH, and political and market conditions with respect to the nuclear industry. The Independent Committee determined to meet again once a further update was provided by RBCCM and management of Brookfield Corporation regarding the Transaction or any alternatives thereto.

Throughout August 2022, the Buyer Consortium and their advisors conducted several in-depth tax, financial, and operational diligence sessions in person and telephonically with Westinghouse, management of Brookfield Corporation, and their advisors, and Westinghouse and Brookfield Corporation responded to numerous requests for information. During this period, including the period between August 10, 2022 and August 27, 2022, the Independent Committee received regular updates from management of Brookfield Corporation on the progress of the diligence conducted by the Buyer Consortium.

On August 24, 2022, the Buyer Consortium provided to RBCCM and the Sellers a revised non-binding indication of interest, reflecting a decrease in the proposed enterprise value of Westinghouse from $8.05 billion to $7.85 billion on a cash-free and debt-free basis (the “Second Proposal”), which was shared with the Independent Committee, Stikeman and TPH. The Second Proposal included the Buyer Consortium’s assumptions on, among other things, cash on hand, Westinghouse’s debt, certain costs and obligations relating to environmental, asset retirement, and other matters, and other customary adjustments. The Second Proposal remained subject to the completion of satisfactory due diligence and the receipt of certain outstanding information requested, as well as the negotiation of the definitive transaction documents in forms acceptable to the Buyer Consortium.

On August 27, 2022, counsels to the Buyer Consortium provided Weil with a revised draft of the Equity Purchase Agreement, which was shared with the Independent Committee, Stikeman, and TPH.

On August 29, 2022, the Independent Committee convened to discuss the Second Proposal, the revised draft of the Equity Purchase Agreement and the status of negotiations with the Buyer Consortium. RBCCM and management of Brookfield Corporation provided a further update regarding the Strategic Process and the Transaction, noting that Westinghouse continued to be desirous of reaching a successful transaction with the Buyer Consortium and would focus on purchase price discussions and negotiate the terms of the definitive transaction documents, including the Equity Purchase Agreement, once the purchase price was settled. TPH also provided an update on the valuation process at such meeting.

From August 29, 2022 to September 9, 2022, the Buyer Consortium, the Sellers, and their external legal and financial advisors met and held numerous discussions to negotiate the proposed purchase price and finalize the due diligence process. The Independent Committee members remained in contact with management of Brookfield Corporation, TPH, and Stikeman regarding the status of the negotiations and the due diligence process.

At an Independent Committee meeting held on September 9, 2022, RBCCM and management of Brookfield Corporation updated the Independent Committee on the ongoing purchase price negotiations with the Buyer Consortium and discussed the possibility of an exclusivity period with the Buyer Consortium upon satisfactory negotiation of the purchase price in respect of the Transaction. Management of Brookfield Corporation also noted they received another indication of interest from a third party, and the potential proposal was discussed, although the purchase price and other conditions were not as favorable as the Second Proposal.

On September 13, 2022, the Buyer Consortium provided to RBCCM and the Sellers a further revised nonbinding proposal, reflecting an increase in the proposed enterprise value of Westinghouse from $7.85 billion to $7.875 billion on a cash-free and debt-free basis (the “Third Proposal”), which was shared with the Independent Committee, Stikeman and TPH. The Third Proposal remained subject to the finalization of the definitive transaction documents and the satisfactory completion of confirmatory due diligence process, confirmed that there would be no financing condition associated with the closing of the Transaction, and requested an exclusivity period to September 29, 2022. The Third Proposal also noted that Cameco contemplated an equity issuance co-incident with the announcement of the Transaction and requested certain consents from the Sellers for the purpose of exploring such financing option.

On September 14, 2022, the Independent Committee convened again to discuss the Third Proposal and other updates relating to the Transaction. Management of Brookfield Corporation outlined the status of negotiations between the Sellers and the Buyer Consortium, noting that management of Brookfield Corporation, on behalf of the Sellers, determined it would be prepared to proceed with the Transaction on the terms set out in the Third Proposal. Subject to satisfactory negotiation of the definitive transaction documents and satisfactory completion of confirmatory due diligence, management of Brookfield Corporation indicated that the parties were aiming to announce the Transaction by September 28, 2022. The Independent Committee also received an update regarding the status of the Equity Purchase Agreement, and Stikeman reviewed the material non-financial transaction terms and conditions relevant to Brookfield Business Partners, including covenants related to the Minority Approval, a requirement to seek lock-up agreements with certain major Unitholders, the absence of any fiduciary out, and the terms of certain termination rights and expenses. After discussions with management of Brookfield Corporation, TPH and Stikeman, the Independent Committee confirmed it had no issue with Cameco undertaking an equity issuance co-incident with the announcement of the Transaction and provided feedback on the Equity Purchase Agreement. TPH also provided an update on the Formal Valuation analysis at such meeting.

On September 14, 2022, Weil provided a revised version of the Equity Purchase Agreement to counsels of the Buyer Consortium, incorporating, among others, comments from Stikeman to reflect the conclusions and instructions of the Independent Committee given at the September 14, 2022 meeting.

On September 15, 2022, the Sellers confirmed by email that they accepted the provisions in the Buyer Consortium’s Third Proposal, requesting an exclusivity period until September 29, 2022, which limited the Sellers from, among other things, entering into or continuing any negotiations or discussions with any third party (other than the Buyer Consortium) in respect of, among other things, any sale transactions relating to Westinghouse.

Between September 14, 2022, and September 19, 2022, the parties and their external legal and financial advisors continued to meet and hold discussions to negotiate the terms of the Equity Purchase Agreement.

On September 19, 2022, the Independent Committee met with management of Brookfield Corporation to receive further updates on the Transaction. Management of Brookfield Corporation noted that the parties were in the process of negotiating the final principal terms of the Equity Purchase Agreement and completing final confirmatory due diligence. TPH provided the Independent Committee with a review of its updated financial analysis, including a detailed overview of the analysis and assumptions forming part of the valuation process. TPH noted certain discussions they had with RBCCM to align on balance sheet items and a purchase price calculation, as well as discussions with management of Brookfield Corporation and RBCCM regarding liability relating to Westinghouse’s long-term incentive plan. The Independent Committee re-reviewed the alternative proposals received and indicated satisfaction with the purchase price and the status of negotiations to date with the Buyer Consortium.

The Independent Committee convened again on September 22, 2022, to receive further updates from management of Brookfield Corporation on the status of negotiations of the Equity Purchase Agreement. Management of Brookfield Corporation noted that a majority of outstanding items had been resolved and provided an update on the proposed timeline. TPH provided further updates on their financial analysis, and the Independent Committee reviewed the benefits and risks associated with the Transaction.

Between September 22, 2022, and September 27, 2022, the Sellers, the Buyer Consortium, and their external legal and financial advisors continued to meet and hold discussions to negotiate the terms of the Equity Purchase Agreement. Drafts of the Equity Purchase Agreement were shared with Stikeman, TPH and the Independent Committee.

On September 27, 2022, the Independent Committee met with management of Brookfield Corporation to receive further updates on the status of negotiations of the Equity Purchase Agreement. Management of Brookfield Corporation noted that while significant progress had been made with respect to negotiations, the parties were considering certain alternative terms to the contemplated Transaction to accommodate the timing objectives of the various parties. Management of Brookfield Corporation outlined the possible alternative terms, along with any implication that proceeding with alternative terms may have with respect to the timeline, the Equity Purchase Agreement, the Formal Valuation and Fairness Opinion. The Independent Committee members discussed and considered the possible alternative terms with management of Brookfield Corporation, TPH and Stikeman, weighing the benefits and risks thereof.

Following the Independent Committee meeting, the Board met with management of Brookfield Corporation, RBCCM, TPH and Stikeman. Management of Brookfield Corporation and RBCCM provided the Board with updates with respect to the Strategic Process, the Transaction, and the proposed alternatives to the Transaction structure that were discussed at the Independent Committee meeting. Members of the Independent Committee provided their input to the Board with respect to such matters, and the Board members asked questions related to the foregoing. The Board provided their recommended course of action to management of Brookfield Corporation. Management of Brookfield Corporation noted that the target date for announcing the Transaction would be sometime in October, subject to mutual satisfaction of the terms of the Equity Purchase Agreement and the required corporate approvals (including a positive recommendation from the Independent Committee).

Between September 27, 2022, and October 11, 2022, the Sellers, the Buyer Consortium, and their external legal and financial advisors continued to meet and hold discussions to negotiate the terms of the Equity Purchase Agreement and finalize the transaction terms. During this time, the Sellers and the Buyer Consortium confirmed they would not pursue any of the alternative transaction terms detailed for the Independent Committee on September 27, 2022. Drafts of the Equity Purchase Agreement were shared with Stikeman, TPH and the Independent Committee. The Independent Committee made arrangements for further meetings to discuss the finalization of the Equity Purchase Agreement, receipt of the Formal Valuation and Fairness Opinion, and recommendations to the Board.

Throughout the process, TPH (i) reviewed financial information regarding Westinghouse and its business, and historical and projected financial performance and condition, and (ii) analyzed the financial terms of the Transaction and the value range of the Equity Interest. TPH was provided with access to requested information and participated in calls with management of Brookfield Corporation, RBCCM, and Westinghouse’s management to review the information and answer any questions on multiple occasions.

The Sellers, the Buyer Consortium and their legal and financial advisors finalized the terms of the definitive transaction documents for the Transaction, and the substantially final versions of such documents were shared with the members of the Independent Committee, Stikeman and TPH on October 9, 2022, and final versions of the documents were shared with the Independent Committee on October 10, 2022. See “The Equity Purchase Agreement” for further details.

On October 11, 2022, the Independent Committee met to consider the Transaction. During the meeting, the Independent Committee received a presentation from Stikeman with respect to the duties and responsibilities of the Independent Committee in making its determinations and recommendations to the Board, as well as the key terms of the Transaction. TPH also delivered a presentation to the Independent Committee summarizing the process, methodology, and analysis for the Formal Valuation and Fairness Opinion. TPH then orally delivered to the Independent Committee its Formal Valuation (subsequently confirming it in writing), noting that, as of October 11, 2022, based upon its analysis and subject to the assumptions, limitations and qualifications to be set forth in its written confirmation, its opinion was that the fair market value of the Equity Interest was in the range of $1,265 million to $1,800 million (which Formal Valuation, for greater certainty, excluded the Pre-Closing Adjustments, which do not relate to and are not proceeds of the Transaction). TPH also orally delivered to the Independent Committee its fairness opinion (subsequently confirmed in writing) to the effect that, as of October 11, 2022, based upon its analysis and subject to the assumptions, limitations and qualifications to be set forth in its written confirmation, its opinion was that the aggregate consideration to be received by the BBU Business for the Equity Interest in the Transaction is fair, from a financial point of view, to the BBU Business. See “Formal Valuation and Fairness Opinion”. TPH observed that the foregoing equity valuation range implied an enterprise value for Westinghouse in the range of $7,227 million to $8,444 million.

The Independent Committee once again reviewed the relative benefits and risks associated with the Transaction, including the factors set out below, and, after receiving advice from its independent legal and financial advisors, unanimously resolved to make the recommendations set forth below.

The Independent Committee, having taken into account the Formal Valuation and Fairness Opinion and such other matters as it considered relevant, including the factors, advice and opinions received from management of Brookfield Corporation, Brookfield Business Partners’ external advisors, and the Independent Committee’s external advisors regarding the Transaction, unanimously determined that (i) the consideration to be received directly and indirectly by the BBU Business for the Equity Interest pursuant to the Transaction is fair, from a financial point of view, and (ii) that the Transaction is in the best interests of Brookfield Business Partners, and accordingly unanimously recommended that the Board, (a) authorize and approve the Transaction and recommend that Unitholders vote in favor of the anticipated resolution of Unitholders to approve the Transaction (the “Transaction Resolution”), (b) authorize and approve BBU GP, in its capacity as general partner of Brookfield Business Partners, to enter into and perform its obligations under the Equity Purchase Agreement, the Support Agreements (as defined below, see “Unitholder Support” for further details) and certain other ancillary documents relating to the Transaction, and (c) take such other steps and actions as it considers necessary and advisable to implement and complete the Transaction.

Also on October 11, 2022, management of Brookfield Corporation delivered a presentation to the Board, providing an overview of the Transaction and the material terms of the Equity Purchase Agreement. After consideration and discussion, the Board, having carefully and fully considered and taken into account the unanimous recommendation of the Independent Committee, the Independent Committee’s receipt of the Formal Valuation and Fairness Opinion, and such other matters as it considered relevant, including the factors, advice and opinions received from management of Brookfield Corporation and Brookfield Business Partners’ external advisors, unanimously (excluding the Interested Directors, as defined below) resolved: (i) that the consideration to be received directly and indirectly by the BBU Business in connection with the Transaction is fair, from a financial point of view, to Brookfield Business Partners, (ii) that the Transaction is in the best interest of Brookfield Business Partners, (iii) that the Transaction was authorized and approved, and (iv) to recommend that Unitholders vote in favor of the Transaction Resolution. The Board, on behalf of BBU GP, in its capacity as general partner of Brookfield Business Partners, authorized and approved the entering into by BBU GP, in its capacity as general partner of Brookfield Business Partners, of the Equity Purchase Agreement, the Support Agreements, and certain other ancillary documents, and authorized it to perform its obligations under such agreements.

Jeffrey Blidner and Patricia Zuccotti (together, the “Interested Directors”), being directors of BBU GP, disclosed, in accordance with applicable laws, that they had a disclosable interest in the Transaction due to their roles: (i) in the case of Jeffrey Blidner, as Vice Chair and a director of Brookfield Corporation, as Chair of the board of directors of the general partner of Brookfield Renewable Partners (and of the board of directors of Brookfield Renewable Corporation), as a director of the general partner of Brookfield Infrastructure Partners L.P. (and of Brookfield Infrastructure Corporation) and as a director of the general partner of Brookfield Property Partners L.P, and (ii) in the case of Patricia Zuccotti, as a director of the general partner of Brookfield Renewable Partners (and of Brookfield Renewable Corporation), and in each case, accordingly abstained from approving the Transaction. Stephen Girsky, a director of BBU GP, disclosed, in accordance with applicable laws, that he may not be considered an independent director under the rules of the TSX and/or NYSE due to his role as a paid advisor to Brookfield Corporation in connection with the acquisition of Clarios International Inc. (“Clarios”), and due to his current role as director of Clarios. However, as Mr. Girsky does not have any material interest in the Transaction or the Equity Purchase Agreement, he was not precluded from voting on the matters contemplated by the Board in connection with the Transaction.

Also on October 11, 2022, the independent special committee (the “BBUC Special Committee”) of the board of BBUC (the “BBUC Board”) with a mandate to, among other things, review the terms, conditions, agreements and all other matters related to the Transaction, also unanimously (other than the Interested Directors) recommended that the BBUC Board authorize and approve the Transaction, and the BBUC Board, based on the recommendation of the BBUC Special Committee, unanimously (aside from the Interested Directors who abstained from voting), authorized and approved the Transaction.

Also on October 11, 2022, following the conclusion of the meetings of the Board and the BBUC Board, the Equity Purchase Agreement and the other definitive transaction documents, including the Support Agreements, were entered into and Brookfield Business Partners and BBUC, and Cameco and Brookfield Renewable Partners, each publicly announced the Transaction via press release.

Recommendation of the Independent Committee and the Board

The Transaction was reviewed on behalf of Brookfield Business Partners by the Independent Committee, which is comprised of John Lacey, David Hamill and Anne Ruth Herkes, each being an independent director of BBU GP. As a result of the foregoing process and after having carefully and fully considered and weighed all relevant benefits, risks and other factors (including those set forth above), and taken into account the Formal Valuation and Fairness Opinion and such other matters as it considered relevant, including the factors, advice and opinions received from management of Brookfield Corporation, Brookfield Business Partners’ external advisors, and the Independent Committee’s external advisors concerning the Transaction, the Independent Committee unanimously recommended to the Board that the Transaction be authorized and approved, and that Unitholders vote in favor of the Transaction Resolution.

As a result of the foregoing process and after having carefully and fully considered and weighed all relevant benefits, risks and other factors (including those set forth above), and taken into account the unanimous recommendation of the Independent Committee, the Independent Committee’s receipt of the Formal Valuation and Fairness Opinion, and such other matters as it considered relevant, including the factors, advice and opinions received from management of Brookfield Corporation and Brookfield Business Partners’ external advisors, concerning the Transaction, the Board (excluding the Interested Directors), unanimously authorized and approved the Transaction, and unanimously recommended that Unitholders vote in favor of the Transaction Resolution. In the event the conditions of the Exemptive Relief are not fulfilled, each executive officer and director of Brookfield Business Partners or BBU GP that is a Unitholder and is permitted to vote intends to vote such person’s Units in favor of the Transaction Resolution.

If the conditions of the Exemptive Relief are fulfilled, Minority Approval of the Transaction will be satisfied by way of written consent of Unitholders by executing the Unitholder Consent, and it will not be necessary to call a meeting of Unitholders to consider the Transaction Resolution.

Reasons for the Recommendations

In the course of its evaluation of the Transaction and reaching its recommendation, the Independent Committee consulted with and received advice from outside advisors.

Benefits of the Transaction

In reaching its determination and making its recommendations, the Independent Committee considered a number of substantive benefits associated with the Transaction, including the following material benefits:

•	Significant Value Creation: The expected proceeds of $1.628 billion for the Equity Interest (approximately $3.7 billion for all equity interests in Westinghouse), combined with other monies generated by Westinghouse for the BBU Business since the Equity Interest was acquired on August 1, 2018, represents an approximate 60% internal rate of return based on the price paid by the BBU Business to acquire the Equity Interest, and a 5.6x multiple on invested capital. Brookfield Business Partners seeks to build value through enhancing the cash flows of its businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions in its existing operations, new acquisitions and investments. The Partnership’s goal is to generate returns to Unitholders primarily through capital appreciation with a modest distribution yield. The Transaction is consistent with Brookfield Business Partners’ objectives and growth strategy. Since its acquisition, the Sellers appointed a new world-class management team and successfully repositioned the business by strengthening the organizational structure, refocusing its product and service offerings, optimizing the global supply chain and investing in new technology. Westinghouse’s profitability has nearly doubled under the Sellers’ ownership, and today the business is ideally positioned for its next owner. The Transaction demonstrates Brookfield Business Partners’ success in building value.

•	Robust Strategic Process: The Transaction is the result of a robust Strategic Process carried out by Brookfield Corporation, RBCCM, and BMO on behalf of Brookfield Corporation as representative of the Sellers. The opportunity was discussed with 29 potential parties, including international nuclear energy companies and other corporate strategics, and select private equity firms and other financial sponsors. RBCCM and BMO ran the Strategic Process on a global basis as they would with any similarly situated asset in which no related party was present, and the Buyer Consortium submitted their first-round bid at the same time as other bidders. The consideration to be received under the Transaction by BBU Business represents the highest price surfaced as a result of the Strategic Process.

•	Formal Valuation: The expected proceeds of $1.628 billion for the Equity Interest is within the fair market value range for the Equity Interest set forth by TPH based upon its analysis and subject to the assumptions, limitations and qualifications set forth in the Formal Valuation and Fairness Opinion. See “Formal Valuation and Fairness Opinion”. The full text of the Formal Valuation and Fairness Opinion has been filed by Brookfield Business Partners on SEDAR at www.sedar.com and on the website of the SEC at www.sec.gov.

•	Fairness Opinion: TPH delivered a Fairness Opinion to the Independent Committee that, as of October 11, 2022, based upon its analysis and subject to the assumptions, limitations and qualifications set forth in the Formal Valuation and Fairness Opinion, the aggregate consideration to be received by the BBU Business for the Equity Interest in connection with the Transaction is fair, from a financial point of view, to the BBU Business. See “Formal Valuation and Fairness Opinion”. The full text of the Formal Valuation and Fairness Opinion has been filed by Brookfield Business Partners on SEDAR at www.sedar.com and on the website of the SEC at www.sec.gov.

•	All Cash Proceeds: The consideration to be received under the Transaction by the BBU Business is all cash, which allows the BBU Business to immediately realize value for their investment and provides certainty of value and immediate liquidity. Brookfield Business Partners intends to use its proceeds from the Transaction to enhance its corporate liquidity position and provide flexibility to pay down corporate debt or fund growth opportunities, new acquisitions, and investments. The Transaction allows Brookfield Business Partners to monetize its successful investment in Westinghouse and reinvest the proceeds in higher yielding opportunities, in turn increasing returns for Unitholders. The Transaction is not subject to a financing condition.

•	Timing: Given the successful execution of Brookfield Corporation’s operational transformation plan for Westinghouse, strong underlying performance of the business and favorable tailwinds around nuclear, management of the BBU Business believes it is an opportune time to monetize. The Transaction will crystallize meaningful value for Unitholders and provide significant proceeds to support Brookfield Business Partners’ growth.

•	Most Favorable Proposal: The Transaction provided the most favorable proposal overall as compared to the alternatives.

•	No Change of Control: The Transaction will not result in a change in the control by Brookfield Corporation of Westinghouse (“Change of Control”), which would have resulted had any third-party acquirer alone effected a similar transaction. Without a Change of Control, the existing debt financing at Westinghouse will remain in place.

Certain of these anticipated benefits and factors are based on various assumptions and are subject to various risks. See the section of the Disclosure Document entitled “Cautionary Statement Regarding Forward-Looking Information”.

Procedural Safeguards

The Independent Committee also believes that adequate procedural safeguards were and are present to ensure the fairness of the Transaction to the BBU Business, including:

•	Formal Valuation and Minority Unitholder Approval: In accordance with MI 61-101 (i) the Independent Committee was required to, and did, select and retain an independent financial advisor, being TPH, and supervise the preparation of the Formal Valuation and (ii) Unitholder Consents must be received from Unitholders holding a majority of Units eligible to vote for the purposes of the Minority Approval, in accordance with the Exemptive Relief, or, if the conditions of the Exemptive Relief are not otherwise fulfilled, the Transaction Resolution must be approved by a majority of the votes cast by holders of outstanding Units represented in person or by proxy at any meeting of Unitholders to consider the Transaction Resolution, excluding for this purpose votes attached to Units held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101.

•	Independent Committee Oversight: The fact that the review of the Transaction was conducted by, and under the oversight of, the Independent Committee, which was comprised solely of independent directors, and advised by experienced, qualified and independent financial and legal advisors. In addition, such review was conducted in accordance with the Conflicts Policy.

•	Internal Information Barrier: Brookfield Corporation implemented internal protocols to ensure that Brookfield Renewable did not receive any bidding advantage they would not otherwise have in an arm’s length process. Specifically, Brookfield Corporation set up an information barrier around management of Brookfield Corporation working on the Strategic Process on behalf of the Sellers prior to receiving first-round bids (the “Information Wall”). The Information Wall was designed to ensure that the purchase price and related material terms of competing bids (with the exception of information that RBCCM and BMO independently determined was appropriate to provide directly to one or more bidders as they would in any similar auction process) was withheld from Brookfield Renewable. In addition, information regarding the identity of bidders who submitted non-binding proposals, any bidder who advanced into the final bidding phase or those who submitted a final bid was withheld from Brookfield Renewable.

Risks and Potentially Negative Factors

The Independent Committee also considered a number of risks and other potentially negative factors concerning the Transaction, including the following:

•	Closing Conditions and Regulatory Approvals: The Partnership currently expects that the Transaction will close in the second half of 2023. The completion of the Transaction is subject to several conditions that must be satisfied or waived, including, in particular, the Minority Approval, and satisfaction of certain regulatory requirements in accordance with the applicable laws including (i) the expiry or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and compliance with applicable requirements pursuant to other antitrust laws and foreign investment laws, including the receipt of certain approvals and the absence of any voluntary agreements between the Acquisition Partnership, Sellers, or their respective affiliates and the United States Federal Trade Commission, the United States Department of Justice or other governmental authority pursuant to which the Acquisition Partnership, Sellers, or any of their respective affiliates, as applicable, has agreed not to consummate the Transaction for any period of time, (ii) the receipt of required national security clearances, (iii) the conclusion of the applicable notice period under the International Traffic in Arms Regulations or receipt of the consent of the US Department of State, Directorate of Defense Trade Controls, and (iv) the filing of certain other applications and notices with, and receipt of the approvals, licences or consents from, applicable governmental authorities. We cannot provide any assurance that all necessary regulatory and other approvals will be obtained nor the timing of such approvals, nor can we provide any assurance that all of the other closing conditions will be satisfied or waived. The failure to obtain necessary approvals or the failure to satisfy some or all of the other required conditions could delay the completion of the Transaction for a significant period of time or prevent it from occurring. The failure to complete the Transaction could negatively impact the value of the Equity Interest. For additional information, please see “The Equity Purchase Agreement – Closing Conditions”.

•	Execution Risk: If the Transaction does not proceed, there is no assurance that the Sellers will be able to find a party willing to pay greater or equivalent value compared to the consideration available under the Transaction or that the continued operation of Westinghouse under its current business model would yield equivalent or greater value compared to that available under the Transaction.

•	Alternative Transactions: The Equity Purchase Agreement does not permit the Sellers to solicit or pursue certain alternative transactions from third parties.

•	Recommendation to Unitholders: In considering the Transaction, after careful consideration, the Board unanimously determined to recommend that Unitholders vote in favor of the Transaction. Under the terms of the Equity Purchase Agreement, the Board does not have the ability to change its recommendation to Unitholders with respect to the Transaction Resolution. In approving the Transaction, the Board considered that Unitholders would have the ability to consider whether to approve the Transaction Resolution, independently of the recommendation of the Board.

•	Potential Liabilities Associated with the Transaction: If any lawsuits or other legal proceedings are brought in connection with the Transaction before, during or after the Transaction’s closing, it may cause the Partnership to incur additional costs and divert management’s attention from the Partnership’s core business operations.

•	Termination and Expense Reimbursement: Each of the Sellers and the Acquisition Partnership has the right to terminate the Equity Purchase Agreement and Transaction in certain circumstances. Accordingly, there is no certainty, nor can the Partnership provide any assurance, that the Equity Purchase Agreement will not be terminated by any of the Sellers or the Acquisition Partnership before the completion of the Transaction. For example, the Equity Purchase Agreement may be terminated by the Acquisition Partnership if there is any breach of any representation, warranty, covenant, or agreement on the part of the Sellers or the Partnership, or by Sellers if there is any breach of any representation, warranty, covenant, or agreement on the part of the Acquisition Partnership, Watt Aggregator L.P. (“BEP Investor”) or Cameco, in each case such that certain conditions to closing would not be satisfied and such breach is incurable or incapable of being satisfied by the End Date (as defined below), or, if capable of being satisfied by the End Date, not cured within the earlier of (i) 30 days after the receipt of written notice of such breach by the non-breaching party and (ii) the End Date. The Partnership cannot provide any assurance that a breach of any representation, warranty, covenant or agreement will not occur before the Transaction is completed, in which case the Acquisition Partnership or Sellers, as applicable, could in certain circumstances elect to terminate the Equity Purchase Agreement and the Transaction would not proceed. If the Equity Purchase Agreement is terminated as a result of the Transaction not being approved by the Unitholders, the Sellers will be required to pay the Acquisition Partnership an amount equal to the actual expenses incurred by the Acquisition Partnership, the Buyer Consortium and certain of their affiliates in connection with the Transaction, which is capped at $45 million in the aggregate. If the Transaction is terminated, the Partnership cannot provide any assurance that equivalent or greater value for its Equity Interest in Westinghouse will be available from an alternative party. For additional information, please see “The Equity Purchase Agreement – Termination”.

The foregoing factors are not intended to be exhaustive but include the material factors considered by the Independent Committee in making its determinations and recommendations. The Independent Committee did not consider it practicable to, and did not assign specific weights to, any of the factors considered in reaching their determinations and recommendations, and individual members of the Independent Committee may have given different weights to different factors. The conclusions and recommendation of the Independent Committee, and ultimately the Board, was made after considering the totality of the information and factors involved. The above factors are not presented in any order of priority.

The foregoing discussion of the information and factors considered by the Independent Committee and the Board contains forward looking information and statements, all of which are subject to various risks and assumptions. This information should be read in light of the factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements”.

Formal Valuation and Fairness Opinion

In determining that the Transaction is in the best interests of Brookfield Business Partners, the Independent Committee and the Board considered, among other things, the Formal Valuation and Fairness Opinion.

The full text of the Formal Valuation and Fairness Opinion sets out the assumptions made, matters considered and limitations on the review undertaken in connection with the Formal Valuation and Fairness Opinion. The following summary of the Formal Valuation and Fairness Opinion is qualified in its entirety by reference to the full text of the Formal Valuation and Fairness Opinion, a copy of which has been filed by Brookfield Business Partners on SEDAR at www.sedar.com and on the website of the SEC at www.sec.gov. A copy of the Formal Valuation and Fairness Opinion may also be inspected at the head and registered office of Brookfield Business Partners at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and will be mailed without charge to any Unitholder upon request to the Secretary of the general partner of Brookfield Business Partners at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. Unitholders are urged to read each of the Formal Valuation and Fairness Opinion in their entirety. The Formal Valuation and Fairness Opinion are not a recommendation as to how any Unitholder should vote with respect to the Transaction or any other matter. TPH has consented to the appending of the Formal Valuation and Fairness Opinion to this Disclosure Document, and the inclusion of a summary of the Formal Valuation and Fairness Opinion in this Disclosure Document, as evidenced in Appendix B.

Requirements of MI 61-101

As a reporting issuer or the equivalent in all provinces and territories of Canada, the Partnership is, among other things, subject to the securities laws of Ontario and Québec, including MI 61-101. MI 61-101 regulates certain types of related party and other transactions to ensure equality of treatment among security holders and may require enhanced disclosure, approval by a majority of security holders (excluding interested or related parties), independent formal valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101 apply to, among other transactions, “related party transactions” (as such term is defined in MI 61-101). For more information, see “Other Information – MI 61-101 – The Partnership”.

Since Brookfield Business Partners and Brookfield Renewable Partners are both affiliates of Brookfield Corporation (known as Brookfield Asset Management Inc. as of the date of the Formal Valuation and Fairness Opinion), Brookfield Renewable Partners is a “related party” of Brookfield Business Partners and the Transaction constitutes a “related party transaction” of Brookfield Business Partners as defined in MI 61-101. Pursuant to MI 61-101, a formal valuation is therefore required for the Transaction.

Mandate and Professional Fees

The Independent Committee retained TPH pursuant to an engagement agreement dated effective June 30, 2022 to (i) act as financial advisor to the Independent Committee with respect to the Transaction, (ii) provide the Formal Valuation, pursuant to and in accordance with MI 61-101, with respect to the fair market value of the Equity Interest, and (iii) provide the Fairness Opinion.

Under its engagement letter with TPH, the Independent Committee has agreed to pay TPH a fixed fee in the aggregate amount of $3,500,000 for rendering the Formal Valuation and Fairness Opinion. The Partnership is responsible for these fees. The fees paid to TPH in connection with the Formal Valuation and Fairness Opinion do not give TPH any financial incentive in respect of the conclusions reached in the Formal Valuation or in the Fairness Opinion or the outcome of the Transaction. In addition, regardless of whether the Transaction is consummated, the Partnership agreed to reimburse TPH for all reasonable out-of-pocket expenses resulting from or arising out of its engagement.

In connection with the preparation of the Formal Valuation and Fairness Opinion, (i) TPH was not requested to nor authorized by the Independent Committee to solicit, and did not solicit, interest from any other party with respect to the acquisition of any part or all of the Westinghouse Group (as defined below), or any extraordinary transaction involving the Westinghouse Group and (ii) TPH was not requested to nor authorized by the Independent Committee to participate in negotiations with respect to the terms of the Transaction, and did not so participate.

Credentials of TPH

TPH is an internationally recognized investment banking firm that is regularly engaged in the evaluation of businesses and securities in connection with mergers and acquisitions. The Independent Committee selected TPH to act as its financial advisor in connection with the Transaction on the basis of, among other things, TPH’s experience in similar transactions and its reputation and familiarity with the energy industry, including the nuclear sector and related services sectors. The individuals primarily responsible for preparing the Formal Valuation and Fairness Opinion are professionals of TPH experienced in mergers and acquisitions, divestitures, financial opinions, capital markets matters and financial analyses. On this basis, TPH was determined by the Independent Committee to be suitably qualified. The Formal Valuation and Fairness Opinion have been reviewed and approved by an internal committee of senior professionals affiliated with TPH, each of whom is experienced in mergers and acquisitions, divestitures, financial opinions, capital markets matters and financial analyses. The Formal Valuation and Fairness Opinion were prepared in accordance with the disclosure standards for formal valuations and fairness opinions of the Investment Industry Regulatory Organization of Canada.

Independence of TPH

TPH has confirmed that it is independent of all interested parties in the Transaction in accordance with the independence requirements of MI 61-101. Neither TPH nor any of its affiliated entities (as that term is defined in MI 61-101) is, in respect of the Partnership: (i) an issuer insider, associated entity or affiliated entity of any interested party (as such terms are defined in MI 61-101); (ii) an advisor to any interested party with respect to the Transaction; (iii) receiving compensation that depends in whole or in part on the conclusion reached in the Formal Valuation or the outcome of the Transaction; (iv) a manager or co-manager of a soliciting dealer group for the Transaction; (v) the external auditor of the Partnership or any interested party; or (vi) holding a material financial interest in the completion of the Transaction. TPH has not entered into any other agreements or arrangements with Brookfield Business Partners or any of its associates or affiliates with respect to any future dealings in respect of the Transaction. TPH has not acted as agent or underwriter in any financings involving Brookfield Corporation, Brookfield Business Partners, BEP Investor, the Buyer Consortium, Cameco or any of their associates or affiliates during the 24-month period preceding the date that TPH was first contacted in respect of the Transaction. On this basis, the Independent Committee determined TPH to be independent of all Interested Parties in the Transaction for purposes of MI 61-101.

TPH, which is part of the energy investment and merchant banking business of Perella Weinberg Partners, and its affiliates (including Perella Weinberg Partners), as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. TPH and its affiliates also engage in securities trading and brokerage, equity research, asset management activities and other financial services, and in the ordinary course of these activities TPH and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers (i) equity, debt and other securities (including derivative securities) and financial instruments (including bank loans and other obligations) of Brookfield Corporation, Brookfield Business Partners, Cameco or any of the other parties to the Transaction and any of their respective affiliates and (ii) any currency or commodity that may be material to such parties or otherwise involved in the Transaction and the other matters contemplated by the Equity Purchase Agreement. In addition, TPH and its affiliates and certain of its employees, including members of the team performing services in connection with the Transaction, as well as certain asset management funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including Brookfield Corporation, Brookfield Business Partners, Cameco or any of the other parties to the Transaction or their respective equity holders or affiliates.

Scope of Review and Approach to Fairness

In connection with rendering the Formal Valuation and Fairness Opinion, TPH reviewed and relied upon, or carried out, among other things, the following:

(i)	a draft of the Equity Purchase Agreement dated October 9, 2022;

(ii)	confidential information memorandum regarding Sub-Aggregator and its direct and indirect subsidiary entities (collectively, the “Westinghouse Group”) and related information concerning the business, operations and financial condition of the Westinghouse Group, including the balance sheet for the Westinghouse Group as at June 30, 2022;

(iii)	confidential materials provided by Westinghouse and Sub-Aggregator’s financial advisors including details of proposals received during the sales process undertaken to seek the sale of Sub-Aggregator, conducted by such financial advisors;

(iv)	certain internal financial statements, financial information, budgets, projections, estimates and forecasts for the Westinghouse Group including: (a) a forecast for the Westinghouse Group prepared by management of the Westinghouse Group for the period 2022-2026, adjusted to (i) include forecasted cash taxes prepared by the Westinghouse Group’s tax advisors and provided to TPH by management of the Westinghouse Group and (ii) exclude forecasted M&A activity and cash flows and related items from a transmission and distribution business excluded from the Transaction (the “Westinghouse Forecast”); (b) a forecast for the eVinci division of the Westinghouse Group prepared by management of the Westinghouse Group for the period 2022 – 2040, adjusted to include forecasted cash taxes provided to TPH by management of the Westinghouse Group (the “eVinci Forecast”, and together with the Westinghouse Forecast, the “Forecasts”);

(v)	publicly available securities filings and information concerning Brookfield Business Partners;

(vi)	publicly available information regarding the Westinghouse Group;

(vii)	public disclosure, including relating to the business, operations, financial performance and equity trading history, of selected public issuers that TPH considered relevant;

(viii)	public disclosure regarding selected transactions that TPH considered relevant;

(ix)	publicly disclosed economic information including interest rates, exchange rates, and other economic data that TPH considered relevant;

(x)	industry reports on nuclear industry activity and growth;

(xi)	various research publications prepared by equity research analysts, industry sources, and credit rating agencies regarding the Westinghouse Group, the nuclear servicing and fueling industries, and other public companies, as TPH considered relevant;

(xii)	internal corporate structure information concerning the BBU Business, the Equity Interest and the Westinghouse Group, provided by Sub-Aggregator’s financial advisors and the Independent Committee’s legal counsel;

(xiii)	discussions and meetings with senior management of, and advisors to, each of the Westinghouse Group and Brookfield Corporation relating to the primary assets, operations, business plan, financial and operating forecasts and projections, and the prospects for, the Westinghouse Group, and the strategic rationale for, and potential benefits of, the Transaction, and other matters considered relevant by TPH;

(xiv)	discussions and meetings with the Independent Committee concerning, among other matters, the business, operations and financial condition of the Westinghouse Group and the strategic rationale for, and potential benefits of, the Transaction;

(xv)	discussions with legal counsel to the Independent Committee;

(xvi)	representations contained in certificates addressed to TPH, dated as of the date of the Formal Valuation and Fairness Opinion, from a senior officer of Brookfield Capital Partners Ltd., an affiliate of Brookfield Corporation and Brookfield WEC Aggregator LP, and a senior officer of Westinghouse, each as to, among other things, certain factual matters and the completeness and accuracy of the Forecasts and other information upon which the Formal Valuation and Fairness Opinion are based (collectively, the “Representation Letters”); and

(xvii)	such other studies, analyses and factors as TPH considered appropriate in the circumstances.

TPH has not, to the best of its knowledge, been denied access by the Westinghouse Group, Sub-Aggregator, the Sellers or Brookfield Corporation to any information under each entity’s respective control requested by TPH.

Assumptions and Limitations

For the purposes of the Formal Valuation and Fairness Opinion, TPH assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by TPH, or publicly available. With respect to the Forecasts, TPH assumed that they have been reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgements of management of the Westinghouse Group and Brookfield Corporation as to the matters covered thereby and that such forecasts and estimates provide a reasonable basis upon which to evaluate the sale of the Equity Interest in the Transaction. The Forecasts reflect certain assumptions regarding global energy and nuclear energy fundamentals and related services industries that are subject to significant uncertainty and that, if different than assumed, could impact TPH’s analyses and the Formal Valuation and Fairness Opinion. TPH expressed no view as to any such Forecasts or the assumptions or methodologies upon which they are based.

TPH has also assumed, among other things, that (i) all of the public disclosure posted on each of Brookfield Business Partners’ and Brookfield Corporation’s profiles on SEDAR are true and accurate in all respects, (ii) the Equity Purchase Agreement executed by the parties thereto (together with any exhibits and schedules thereto) does not differ from the draft version TPH reviewed, referenced above, (iii) the representations and warranties of the parties to the Equity Purchase Agreement and all other related documents and instruments that are referred to therein are true and correct, (iv) each party to the Equity Purchase Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (v) all conditions to the consummation of the Transaction will be satisfied without amendment or waiver thereof, (vi) the Transaction will be consummated in a timely manner in accordance with the terms described in the Equity Purchase Agreement and such other related documents and instruments, and (vii) all governmental, regulatory or other consents or approvals necessary for consummation of the Transaction will be obtained, in the case of each of the foregoing clauses (ii) - (vii), without any adverse effect on the BBU Business, the Equity Interest, the Consideration or the Westinghouse Group in any way meaningful to TPH’s analysis or the Formal Valuation or Fairness Opinion. Further, TPH has assumed that adjustments to the purchase price or to the structure of the Transaction, if any, pursuant to the Equity Purchase Agreement or otherwise, would not have any adverse effect on the BBU Business, the Equity Interest, the Consideration or the Westinghouse Group in any way meaningful to TPH’s analysis or the Formal Valuation or Fairness Opinion.

TPH did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of the Westinghouse Group. The Formal Valuation and Fairness Opinion do not address any legal, regulatory, tax, solvency or accounting matters, and TPH has relied as to all legal matters relevant to rendering the Formal Valuation and Fairness Opinion upon the advice of TPH’s legal counsel.

The Formal Valuation and Fairness Opinion do not address the underlying business decision of the Independent Committee or Brookfield Business Partners in respect of the Transaction, or of any party to engage in the Transaction, or the relative merits of the Transaction as compared to any other alternative transaction that might be available to Brookfield Business Partners or any party to the Transaction. The Formal Valuation and Fairness Opinion address only, as of the date of the Formal Valuation and Fairness Opinion, the fair market value (as defined below and expressed as a range) of the Equity Interest and the fairness, from a financial point of view, of the Consideration to be received by the BBU Business for the Equity Interest in the Transaction. TPH did not express any view on, and the Formal Valuation and Fairness Opinion do not address, any other term or aspect of the Equity Purchase Agreement or the Transaction, including, without limitation, the fairness of or value of the Transaction to, or any consideration paid or received in connection therewith by, creditors, other equity holders or other constituencies of Brookfield Business Partners, any member of the Westinghouse Group, the Sellers, Sub-Aggregator or any other parties to the Transaction; nor as to the fairness of or value of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Brookfield Business Partners, Brookfield Corporation, any member of the Westinghouse Group, the Sellers, Sub-Aggregator or any other parties to the Transaction, or any class of such persons, in connection with the Transaction, whether relative to the Consideration for the Equity Interest pursuant to the Transaction or otherwise. The Formal Valuation and Fairness Opinion are necessarily based on economic, monetary, market and other conditions in effect on, and the information made available to us as of, the date of the Formal Valuation and Fairness Opinion, and such economic, monetary, market and other conditions are beyond the control of TPH or any party involved in the Transaction. Except as required pursuant to MI 61-101, TPH has assumed no obligation to update, revise or reaffirm the Formal Valuation or the Fairness Opinion and has expressly disclaimed any responsibility to do so based on information, circumstances, developments or events occurring, or of which TPH becomes aware, after the date of the Formal Valuation and Fairness Opinion. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Formal Valuation and/or the Fairness Opinion after the date of the Formal Valuation and Fairness Opinion, TPH has reserved the right to change, modify or withdraw the Formal Valuation and/or the Fairness Opinion. TPH has not expressed any opinion as to the trading price or value of any securities of Brookfield Business Partners or any other party at any time.

A senior representative of each of Brookfield Capital Partners Ltd. and of Westinghouse (collectively, the “Certifying Officers”) made representations to TPH in the Representation Letters regarding, among other things, the information, data and other material (financial or otherwise) relating to the Sellers, the Westinghouse Group or its or their respective assets and business, including the assets and business subject to the Transaction, provided orally or in writing by or on behalf of the Sellers or the Westinghouse Group (including any of its or their respective agents or representatives) to TPH (collectively, the “Information”) including the Forecasts, and, to the knowledge of the Certifying Officers, the absence of facts or circumstances, public or otherwise, regarding the Forecasts, assets, liabilities, business, operations, affairs, prospects or condition (financial or otherwise) of the Sellers or the Westinghouse Group, or that relate to the Sellers, the Westinghouse Group or the assets and businesses subject to the Transaction, that have not been disclosed to TPH in the Information that could reasonably be expected to materially affect the Sellers or the Westinghouse Group, the assets and businesses subject to the Transaction, the Transaction, the Formal Valuation or the Fairness Opinion. TPH noted that management of the Westinghouse Group and Brookfield Corporation may have differing beneficial or other pecuniary interests in the equity securities and future financial performance of the Westinghouse Group than the BBU Business.

Valuation Methodologies

Definition of Fair Market Value

For purposes of the Formal Valuation and Fairness Opinion, TPH defined fair market value as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, where each is acting at arm’s length with the other and under no compulsion to act. In determining the fair market value of the Equity Interest, TPH did not include a downward adjustment in respect of the liquidity of the Equity Interest, the effect of the Transaction or the fact that the Equity Interest is not a controlling interest.

Approach and Background to Valuation

The Formal Valuation was prepared based on techniques that TPH considered appropriate in the circumstances, after considering relevant facts and taking into account assumptions. Fair market value of the Equity Interest was analyzed on a going-concern basis. For the purposes of determining the fair market value of the Equity Interest, TPH considered and utilized (i) discounted cash flow analysis, (ii) selected public company trading analysis, and (iii) selected transactions analysis.

The process to sell the Westinghouse Group and the analyses underlying the Formal Valuation and Fairness Opinion took place during a period of high volatility in capital markets, rising interest rates, supply chain constraints and geopolitical uncertainty, including military conflict between Russia and Ukraine. The Westinghouse Forecast was developed by Westinghouse Group management utilizing the most recent five-year forecast approved by the Westinghouse board of directors on May 6, 2022, with updates to reflect the best estimates and judgements of Westinghouse Group management arising from developments occurring subsequent to such board approval. TPH considered these factors in conducting its evaluation, and, as described above, the Representation Letters from Brookfield Corporation and Westinghouse Group management confirmed that, as of the date of the Formal Valuation and Fairness Opinion, the Forecasts did not contain material misstatements or omissions to the knowledge of the certifying officers. The valuation methodologies employed by TPH utilized long-range financial projections prepared by Westinghouse Group management, which reflect numerous assumptions by Westinghouse Group management, including the impact of general economic and industry conditions on future financial results and various operating, financial and strategic matters, any of which may prove to be incorrect.

In arriving at the Formal Valuation and Fairness Opinion, TPH did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by TPH in its analyses, and no one single method of analysis should be regarded as dispositive of the overall conclusion reached by TPH. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, TPH noted in the Formal Valuation and Fairness Opinion that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and all factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying the Formal Valuation or the Fairness Opinion. The conclusions reached therein by TPH, therefore, are based on the application of TPH’s own experience and judgment to all analyses and factors considered by it, taken as a whole. The estimates contained in TPH’s analyses and the results from any particular analysis are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by any analysis. In addition, analyses relating to the value of the businesses or assets of the Westinghouse Group neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. TPH’s analyses and estimates are inherently subject to substantial uncertainty.

No selected company, group of selected companies or transaction is identical or entirely comparable to Sub-Aggregator or the Transaction. Further, TPH believes that purely quantitative analyses are not, in isolation, determinative in the context of the Transaction and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of Sub-Aggregator and the selected companies or subject companies of the selected transactions also are relevant. Further, differences in the structure and timing of the selected transactions and other factors that would affect the acquisition value in the transactions considered are also relevant.

Distinctive Material Value to Brookfield and its Affiliates

In preparing the Formal Valuation, TPH considered whether any distinctive material value would accrue to Brookfield Corporation and its affiliates as a consequence of the sale of the Equity Interest. The Representation Letter provided by a senior representative of Brookfield Capital Partners Ltd. represented to TPH that the Equity Interest is pari passu with other equity in Sub-Aggregator and entitled to 43.96% of the proceeds from a sale of the equity of the Westinghouse Group. Based on these representations and the insufficiency of further information to quantify any distinctive material value to Brookfield Corporation and its affiliates in the sale of the Equity Interest, TPH did not specifically incorporate any such distinctive value in its determination of the fair market value of the Equity Interest.

Westinghouse Summary Selected Historical Financial Information

The selected historical financial information was derived from Sub-Aggregator’s audited consolidated financial statements as at and for the years ended December 31, 2021 and December 31, 2020 and the interim consolidated financial statements as at and for the three and six months ended June 30, 2022 and June 30, 2021. To calculate implied equity values for Sub-Aggregator (as a whole) from the analyses summarized in the Formal Valuation, TPH subtracted the liabilities summarized within the Formal Valuation, net of cash, from the enterprise values for Sub-Aggregator (as a whole) implied by such analyses. In order to calculate implied equity values for the Equity Interest from such analyses, TPH multiplied the implied equity values for Sub-Aggregator (as a whole) by 43.96%.

Summary of Forecasted Financial Information

In its financial analysis TPH, among other things, utilized the Westinghouse Forecast and eVinci Forecast prepared by Westinghouse Group management. TPH was informed that certain transmission and distribution assets owned by Sub-Aggregator would be excluded from the Transaction (the “Excluded Assets”) and sold separately, with the BBU Business receiving proceeds from the sale of the Excluded Assets separately from the Transaction. Additionally, Westinghouse Group management prepared an alternative scenario, which forecasted various illustrative potential acquisitions by the Westinghouse Group in the future. The Forecast data summarized in the Formal Valuation and Fairness Opinion do not include or reflect the impact of the Excluded Assets or the illustrative potential acquisitions.

Discounted Cash Flow Analysis

TPH performed discounted cash flow analyses (i) based on the Westinghouse Forecast, by calculating the estimated present value of the standalone unlevered free cash flows that the Westinghouse Group was forecasted to generate during the fiscal years ending December 31, 2022 through December 31, 2026 and (ii) based on the eVinci Forecast, by calculating the estimated present value of the standalone unlevered free cash flows that the eVinci business was forecasted to generate during the fiscal years ending December 31, 2027 through December 31, 2040, as further described in the Formal Valuation and Fairness Opinion. TPH summed the low implied enterprise values and the high implied enterprise values, respectively, of these two discounted cash flow analyses and calculated implied equity values (from such implied enterprise values) for the Equity Interest. This analysis indicated approximate implied equity value reference ranges for the Equity Interest, as set out in the full text of the Formal Valuation and Fairness Opinion.

Selected Public Company Trading Analysis

TPH reviewed and analyzed certain financial information including valuation multiples related to selected publicly traded companies with operations focused primarily on maintenance and professional services, nuclear services and products and engineering services, whose operations TPH believed, based on its experience with companies in these industries, to have similarities to the operations of Sub-Aggregator. These selected companies included (i) six maintenance and professional services companies, (ii) four nuclear services and products companies, and (iii) six engineering services companies, as set out in the Formal Valuation and Fairness Opinion. TPH reviewed, among other metrics for the selected companies, enterprise values as a multiple of calendar year 2022 and calendar year 2023 estimated EBITDA. Financial data of the selected companies were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information. TPH applied selected ranges of calendar year 2022 and calendar year 2023 estimated EBITDA multiples derived from the selected companies to corresponding data of the Westinghouse Group based on the Westinghouse Forecast to calculate approximate implied equity value reference ranges for the Equity Interest, as set out in the full text of the Formal Valuation and Fairness Opinion.

Selected Transactions Analysis

Using publicly available information and third-party research, TPH reviewed sixteen transactions involving a sale of a business or an entire company announced since January 2012 with a transaction value in excess of $250 million in the maintenance and professional services, nuclear services and products, and the engineering services sectors, globally. TPH reviewed, among other information, and to the extent meaningful, the implied enterprise values of the selected transactions based on the consideration paid or payable in the selected transactions as a multiple of the current fiscal year or next 12 months (as applicable) estimated EBITDA of the target company or assets as of the applicable announcement date of such transactions. Financial data of the selected transactions were based on Wall Street research analysts’ estimates, public filings and other publicly available information. TPH applied a selected range of estimated EBITDA multiples derived from the selected transactions to the 2022 estimated EBITDA of the Westinghouse Group based on the Westinghouse Forecast to calculate an approximate implied equity value reference range for the Equity Interest, as set out in the full text of the Formal Valuation and Fairness Opinion.

Additional Analytical Reference Points and Considerations

Beyond the valuation methodologies outlined above, TPH also observed several other items, including:

•	perpetuity growth rates implied by the discounted cash flow analysis;

•	the changes in the Westinghouse Group business from the time that Brookfield Corporation acquired the business to the current time;

•	public market valuation levels in the small modular nuclear reactor subsector;

•	summaries of non-binding indications of interest received for Sub-Aggregator during the sales process conducted by Sub-Aggregator’s financial advisors; and

•	the ability of the Acquisition Partnership to acquire Sub-Aggregator without triggering an acceleration, or necessitating a refinancing, of Sub-Aggregator’s debt.

Formal Valuation Conclusion

The Formal Valuation was delivered to the Independent Committee on October 11, 2022. TPH orally delivered its Formal Valuation (subsequently confirming it in writing), noting that, as of October 11, 2022, based upon its analysis and subject to the assumptions, limitations and qualifications to be set forth in its written confirmation, its opinion was that the fair market value of the Equity Interest was in the range of $1,265 million to $1,800 million. The Formal Valuation excludes the Pre-Closing Adjustments, which do not relate to and are not proceeds of the Transaction. TPH observed that the foregoing equity valuation range implied an enterprise value for Westinghouse in the range of $7,227 million to $8,444 million.

Fairness Opinion

In considering the fairness, from a financial point of view, of the consideration to be received by the BBU Business for the Equity Interest in the Transaction, TPH reviewed, considered and relied upon or carried out, amongst other things, a comparison of the consideration to be received by the BBU Business to the fair market value range of the Equity Interest determined by the Formal Valuation, and such other information, investigations and analyses as TPH considered necessary or appropriate. On October 11, 2022, TPH orally delivered its fairness opinion (subsequently confirmed in writing) to the Independent Committee to the effect that, as of October 11, 2022, based upon its analysis and subject to the assumptions, limitations and qualifications to be set forth in its written confirmation, its opinion was that the $1.628 billion cash consideration to be received by the BBU Business for the Equity Interest in connection with the Transaction is fair, from a financial point of view, to the BBU Business.

Prior Valuations and Prior Offers

Neither the Partnership nor any of its directors or senior officers, after reasonable inquiry, is aware of any “prior valuation” (as defined in MI 61-101) having been prepared in the past 24 months that, if disclosed, would reasonably be expected to affect the decision of a security holder to vote for or against the Transaction. The Partnership has not received any bona fide prior offer during the 24 months before the date of the Equity Purchase Agreement that relates to the subject matter of or is otherwise relevant to the Transaction.

Unitholder Support

Concurrently with entering into the Equity Purchase Agreement, the Partnership entered into support agreements (“Support Agreements”) dated October 11, 2022 with OMERS Public Investments Holdings Inc. and RBC Global Asset Management Inc. (each an “Initial Supporting Unitholder” and collectively, the “Initial Supporting Unitholders”). The Initial Supporting Unitholders, as of the dates of their respective Support Agreements, collectively hold 18,438,086 Units, representing approximately 25% of the issued and outstanding Units (without giving effect to the exchange or conversion of any REUs or BBUC Exchangeable Shares into Units) and approximately 37% of the Units eligible to vote for the purposes of the Minority Approval. The Support Agreements set forth the agreement of each of the Initial Supporting Unitholders to vote their Units and any other securities of the Partnership directly or indirectly acquired by or issued to them at any meeting of Unitholders and any adjournment thereof in favor of the Transaction. In the Support Agreements, the Initial Supporting Unitholders also agreed, among other things, to:

•	(i) in the case of OMERS Public Investments Holdings Inc., deliver or cause to be delivered to Brookfield Business Partners a voting confirmation report evidencing a vote in favor of the Transaction, and not to amend or revoke such instructions noted therein, and (ii) in the case of RBC Global Asset Management Inc., as soon as practicable and at least 10 business days prior to the deadline for the delivery of proxies in relation to a meeting of Unitholders, deliver or cause to be delivered to Brookfield Business Partners, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favor of the Transaction or other similar arrangements to the extent the Units are held through a broker or other intermediary, and not amend or revoke such proxy or proxies;

•	not grant any proxies or power of attorney, deposit any of its Units into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Units, other than pursuant to the Support Agreement or agree to take any of such actions; and

•	not withdraw support, or propose publicly to withdraw support, from the Transaction, and not influence the board of directors of the Partnership to withdraw or modify in an adverse manner its approval of the Transaction;

Subsequent to entering into the Equity Purchase Agreement, the Partnership received written confirmation from CI Investments Inc., CIBC Asset Management Inc. and Beutel Goodman & Company Ltd. (collectively with the Initial Supporting Unitholders, the “Supporting Unitholders”), who, as of the dates of their respective written confirmations, collectively hold 9,089,953 Units, approximately 12% of the issued and outstanding Units (without giving effect to the exchange or conversion of any REUs or BBUC Exchangeable Shares into Units) and approximately 19% of the Units eligible to vote for the purposes of the Minority Approval, that they will consent to the Transaction.

The Partnership intends to satisfy the requirements of the Exemptive Relief by obtaining Unitholder Consent from each of the Supporting Unitholders. The Supporting Unitholders collectively hold, as of the dates of their respective Support Agreements or written confirmations, as applicable, 27,528,039 Units, representing approximately 37% of the issued and outstanding Units (without giving effect to the exchange or conversion of any REUs or BBUC Exchangeable Shares into Units) and approximately 56% of the Units eligible to vote for the purposes of the Minority Approval.

THE EQUITY PURCHASE AGREEMENT

The description in this Disclosure Document regarding the Equity Purchase Agreement is a summary of the material terms of that document and is qualified in its entirety by the Equity Purchase Agreement as filed by Brookfield Business Partners on SEDAR at www.sedar.com and on the website of the SEC at www.sec.gov on October 18, 2022.

Overview

The Equity Purchase Agreement was entered into on October 11, 2022 among the Acquisition Partnership, Sellers, BEP Investor, Cameco, and Brookfield Business Partners, and each of BEP Investor, Cameco and Brookfield Business Partners solely in respect of certain specified representations, warranties and covenants.

The Equity Purchase Agreement provides for the indirect acquisition of Westinghouse by the Buyer Consortium, through the Acquisition Partnership. Cameco (directly or through one or more affiliated entities) holds a 49% interest, and Brookfield Renewable (through one or more affiliated entities) holds the remaining 51% interest, in the Acquisition Partnership.

On the Transaction closing date, the Acquisition Partnership or, under certain circumstances contemplated by the Equity Purchase Agreement, its applicable affiliates, will acquire all of the equity interests in Sub-Aggregator, the indirect parent company of Westinghouse from Sellers or, under certain circumstances contemplated in the Equity Purchase Agreement, the Acquisition Partnership or its applicable affiliates will acquire, directly or indirectly, 100% of the equity interests in each of Brookfield WEC Holdings Inc. and Brookfield WEC EMEA Holdings, Ltd., which are directly owned subsidiaries of Sub-Aggregator and which together indirectly own 100% of the equity interests of Westinghouse and its subsidiaries, instead of acquiring the equity interests in Sub-Aggregator.

Purchase Price

The total enterprise value for the Westinghouse entities that will be acquired by the Acquisition Partnership (the “Acquired Entities”) is $7.875 billion, with approximately $4.3 billion of required aggregate cash contributions from Cameco and Brookfield Renewable, subject to certain closing and post-closing adjustments based on the cash, indebtedness, working capital and transaction expenses of the Acquired Entities and accounting for the cash value of any specified acquisitions or divestitures by the Acquired Entities, prior to the closing of the Transaction. Based on the foregoing, approximately $3.7 billion of equity proceeds are expected to be received by the Sellers upon the closing of the Transaction. The purchase price assumes a certain normalized level of working capital on the closing date.

Representations and Warranties

The Equity Purchase Agreement contains various representations and warranties made by the parties that are customary for a transaction of this nature and size. The representations and warranties do not survive the closing of the Transaction. The Acquisition Partnership has purchased a representations and warranties insurance policy in connection with the Transaction which is expected to provide coverage in respect of the representations and warranties in the Equity Purchase Agreement, subject to the limitations and exclusions in such insurance policy.

Brookfield Business Partners and Sellers have each severally, and not jointly, provided customary representations and warranties to the Acquisition Partnership in respect of, among other things, existence and power, authorization and title to the purchased interests, as applicable.

The representations and warranties made by Sellers in respect of the Acquired Entities relate to, among other things: existence and power; the ownership of the Acquired Entities; organizational documents; required governmental authorizations; non-contravention; capitalization; joint ventures; financial statements; absence of certain changes; absence of undisclosed material liabilities; material contracts; litigation; compliance with laws and permits; insurance; company products; properties; intellectual property and data privacy; employees; employee benefit plans; pension plans; environmental matters; nuclear regulatory matters; taxes; anticorruption, trade controls and sanctions; government contracts; suppliers; customers and related party transactions.

The Acquisition Partnership, BEP Investor and Cameco have each severally, and not jointly, provided customary representations and warranties to Sellers in respect of, among other things, existence and power and authorization. In addition, the Acquisition Partnership has provided certain warranties regarding the availability of funds to satisfy the consideration payable by the Acquisition Partnership in connection with the Transaction.

Covenants

During the period between the execution of the Equity Purchase Agreement and the closing date, Sellers have provided covenants in the Equity Purchase Agreement, among other things, to cause the business of the Acquired Entities to be operated in the ordinary course, subject to certain exceptions and limitations, and not to undertake specific types of transactions without the prior written consent of the Acquisition Partnership or as otherwise contemplated by the Equity Purchase Agreement. In addition, subject to the terms and conditions of the Equity Purchase Agreement, each of BEP Investor, Cameco, the Acquisition Partnership and Sellers have agreed to, and to cause their respective affiliates to, use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things necessary or desirable under applicable law, to consummate the transactions contemplated by the Equity Purchase Agreement. Brookfield Business Partners has also provided covenants to conduct a meeting of Unitholders for purposes of obtaining Minority Approval as promptly as practicable, and to use reasonable best efforts to conduct such meeting on or before the date that is 60 days (and in any event not later than the date that is 75 days) after the date of the Equity Purchase Agreement. If the conditions of the Exemptive Relief are fulfilled, no such meeting of Unitholders for purposes of obtaining Minority Approval will be conducted. Instead, the Minority Approval of the Transaction will be satisfied by way of written consent of Unitholders by executing the Unitholder Consent.

Concurrently with the execution of the Equity Purchase Agreement, the Acquisition Partnership delivered to Sellers an equity commitment letter pursuant to which certain affiliates of BEP Investor and Cameco (collectively, the “Equity Investors”) have severally (and not jointly) agreed to directly or indirectly provide to the Acquisition Partnership their pro rata share in cash of an aggregate amount of up to $4.5 billion (the “Equity Financing Commitments”) to fund the consideration and other amounts payable by the Acquisition Partnership pursuant to the Equity Purchase Agreement at the closing, the whole subject to terms of the equity commitment letter. The Equity Financing Commitments include a several and pro rata guarantee from each Equity Investor with respect to certain obligations of the Acquisition Partnership in connection with a termination of the Equity Purchase Agreement. The obligations of the Acquisition Partnership under the Equity Purchase Agreement are not conditional upon the Acquisition Partnership’s ability to obtain financing for the consummation of the Transaction.

Closing Conditions

Under the terms of the Equity Purchase Agreement, the closing of the Transaction is conditional upon, among other things:

(i)	the satisfaction of regulatory requirements, including (a) the expiry or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and compliance with applicable requirements pursuant to other antitrust laws and foreign investment laws, including the receipt of certain approvals and the absence of any voluntary agreements between the Acquisition Partnership, Sellers, or their respective affiliates and the United States Federal Trade Commission, the United States Department of Justice or other governmental authority pursuant to which the Acquisition Partnership, Sellers, or any of their respective affiliates, as applicable, has agreed not to consummate the Transaction for any period of time, (b) the receipt of required national security clearances, (c) the conclusion of the applicable notice period under the International Traffic in Arms Regulations or receipt of the consent of the United States Department of State, Directorate of Defense Trade Controls, and (d) the filing of certain other applications and notices with, and receipt of the approvals, licenses or consents from, applicable governmental authorities;

(ii)	no order, decree or judgment of any governmental authority having competent jurisdiction or any applicable law enjoining or prohibiting the consummation of the Transaction (a “Legal Restraint”);

(iii)	Minority Approval of the Transaction;

(iv)	the accuracy of representations and warranties, and the performance of covenants, subject to certain materiality thresholds as set forth in the Equity Purchase Agreement;

(v)	the absence of certain defaults under specified credit facilities of the Acquired Entities; and

(vi)	the absence of any material adverse effect with respect to the Acquired Entities, as more particularly described therein.

Termination

The Equity Purchase Agreement may be terminated prior to the closing date:

(i)	by mutual written agreement of Sellers and the Acquisition Partnership;

(ii)	by either Sellers or the Acquisition Partnership if a meeting of Unitholders to achieve Minority Approval is duly convened and held, and the Transaction Resolution is voted on but the Minority Approval is not obtained (a “BBU Negative Vote”);

(iii)	by either Sellers or the Acquisition Partnership if the closing has not occurred on before the date that is nine months after the date of the Equity Purchase Agreement (the “End Date”), which end date may be extended by up to two periods of three months each if all conditions to closing have been satisfied or waived other than the satisfaction of applicable regulatory requirements and related conditions;

(iv)	by either Sellers or the Acquisition Partnership, if the consummation of the Transaction would violate any non-appealable Legal Restraint; provided that such termination right will not be available to any party whose breach of any provision of the Equity Purchase Agreement materially contributed to the issuance or continued existence of such Legal Restraint; and

(v)	by the Acquisition Partnership if there is any breach of any representation, warranty, covenant, or agreement on the part of Sellers or Brookfield Business Partners, or by Sellers if there is any breach of any representation, warranty, covenant, or agreement on the part of the Acquisition Partnership, Cameco or BEP Investor, in each case such that certain conditions to closing would not be satisfied and such breach is incurable or incapable of being satisfied by the End Date, or, if capable of being satisfied by the End Date, not cured within the earlier of (a) 30 days after the receipt of written notice of such breach by the non-breaching party and (b) the End Date.

If the Equity Purchase Agreement is terminated in accordance with the foregoing, such termination will be without liability of any party to the other parties, provided that a party will be fully liable for any and all damages and liabilities resulting from such party’s actual fraud or willful breach of the Equity Purchase Agreement. Notwithstanding the foregoing, if the Equity Purchase Agreement is terminated as a result of a BBU Negative Vote, then Sellers will be required, on a joint and several basis, within two business days of such termination, to pay to the Acquisition Partnership an amount equal to the actual expenses incurred by the Acquisition Partnership and each Equity Investor or their respective affiliates in connection with the Transaction, provided that such expense amount will not exceed $45 million.

OTHER INFORMATION

Principal Unitholders

To the knowledge of the general partner of Brookfield Business Partners, only the following persons beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Units:

Unitholder	Number of Units	Percentage of Outstanding Units
Brookfield Corporation(1), (2)	24,784,250	33.2%
OMERS Administration Corporation	12,039,362	16.1%

(1)	Since a subsidiary of Brookfield Corporation is the general partner of Brookfield Business Partners, the 24,784,250 Units held by Brookfield Corporation are not eligible to vote for the purposes of the Minority Approval.

(2)	BAM Class B Partners Inc., an Ontario corporation (“BAM Partners”), is the trustee of a trust established under the laws of Ontario (the “BAM Partnership”) and the sole owner of Brookfield Corporation’s Class B Limited Voting Shares (“Brookfield Class B Shares”). The Brookfield Class B Shares entitle BAM Partners to appoint one half of the board of directors of Brookfield Corporation. The voting interests in BAM Partners are held as follows: one-third by Jack Cockwell, one-third by Bruce Flatt, and one-third jointly by Brian Kingston, Brian Lawson, Cyrus Madon, Samuel Pollock and Sachin Shah in equal parts. BAM Partners will vote the Brookfield Class B Shares held by the BAM Partnership with no single individual or entity controlling BAM Partners. Neither the BAM Partnership nor BAM Partners beneficially own any other securities.

As noted above, Brookfield Corporation holds 24,784,250 Units. Brookfield Corporation also holds 47,244,876 BBUC Exchangeable Shares, which may be exchanged for Units on a one-for-one basis in accordance with their terms. In addition, Brookfield Corporation holds 69,705,497 REUs which are effectively exchangeable on a one-for-one basis for Units or its cash equivalent. The BBUC Exchangeable Shares and REUs are not voting securities of the Partnership and as a result will not have the right to vote for the purposes of the Minority Approval. Taken together, Brookfield Corporation holds an approximate 65% equity interest in the Partnership on a fully-exchanged, fully-diluted basis. In addition, Brookfield Corporation holds 4 Special LP Units. The general partner of Brookfield Business Partners, a subsidiary of Brookfield Corporation, holds 4 general partnership units of the Partnership.

Interests of Certain Persons in the Transaction

In considering the Transaction, the recommendations of the Independent Committee and any position taken by the Partnership with respect to the Transaction, Unitholders should be aware that Brookfield Corporation and certain directors and executive officers of the Partnership (or its general partner, as applicable) have interests in connection with the Transaction which may present them with certain actual or potential conflicts of interest. The Board and the Independent Committee are aware of these interests and considered them along with other matters described above under “The Transaction – Reasons for the Recommendations”. These interests and benefits are described below.

Other than as described below or elsewhere in this Disclosure Document, no director or senior officer of the Partnership or its affiliates, or any of their associates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the Transaction.

Relationship of Brookfield Corporation with the Partnership and with Brookfield Renewable Partners

The general partner of each of Brookfield Business Partners and Brookfield Renewable Partners is a subsidiary of Brookfield Corporation. Each of Brookfield Business Partners and Brookfield Renewable Partners has a number of agreements and arrangements with Brookfield Corporation and its affiliates, including a Master Services Agreement (as defined below) pursuant to which Brookfield Corporation provides management and administration services to Brookfield Business Partners or Brookfield Renewable Partners, as applicable. As a result, each of Brookfield Renewable Partners and the Partnership, together with their respective management teams, have interests in connection with the Transaction which may present them with certain actual or potential conflicts of interest.

Interested Directors – Jeffrey Blidner and Patricia Zuccotti

Jeffrey Blidner, who serves as the Chair of the Board (and the Chair of the board of directors of BBUC), is also Vice Chair and a director of Brookfield Corporation, the Chair of the board of directors of the general partner of Brookfield Renewable Partners L.P. (and of the board of directors of Brookfield Renewable Corporation), a director of the general partner of Brookfield Infrastructure Partners L.P. (and of Brookfield Infrastructure Corporation) and a director of the general partner of Brookfield Property Partners L.P.

Patricia Zuccotti, who serves on the board of directors of the general partner of the Partnership and on the board of directors of Brookfield Business Corporation, is also a director of the general partner of Brookfield Renewable Partners L.P. (and of Brookfield Renewable Corporation). Ms. Zuccotti beneficially owns or exercises control or direction over 13,365 limited partnership units of Brookfield Renewable Partners and 4,002 class A exchangeable subordinate voting shares of Brookfield Renewable Corporation.

Mr. Blidner and Ms. Zuccotti declared their interests in and did not participate in deliberations on, and abstained from voting in respect of resolutions relating to, the Transaction.

Ownership of Securities of the Partnership by Directors and Senior Officers of the Partnership (or its general partner, as applicable), Brookfield Corporation, or Brookfield Renewable Partners (or its general partner, as applicable)

The following table sets out, to the knowledge of the general partner of the Partnership, the number of Units and BBUC Exchangeable Shares that are beneficially owned, or over which control or direction is exercised, by directors and senior officers of the Partnership (or its general partner, as applicable), Brookfield Corporation, or Brookfield Renewable Partners (or its general partner, as applicable), representing an aggregate of 785,210 Units and 383,866 BBUC Exchangeable Shares.

	Relationship with the Partnership,
	Brookfield Corporation, and/or		# of BBUC
Name	Brookfield Renewable Partners	# of Units	Exchangeable Shares(1)
Jeffrey M. Blidner(2) (3)	Chair of the Board, Chair of the board of directors of BBUC and Chair of the board of directors of the general partner of Brookfield Renewable Partners	35,189	17,594
Jack L. Cockwell(2)	Director of Brookfield Corporation	225,804	112,902
David Court	Director of BBUC	16,605	8,302
Marcel Coutu(2)	Director of Brookfield Corporation	1,394	697
Jaspreet Dehl(2)	Managing Partner of Brookfield Corporation, Chief Financial Officer of the Partnership and Chief Financial Officer of BBUC	2,878	1,438
Bruce Flatt(2)	Chief Executive Officer and Director of Brookfield Corporation	244,402	112,201
Stephen J. Girsky(2)	Director of the general partner of the Partnership and director of BBUC	13,400	6,700
David Hamill(2)	Director of the general partner of the Partnership and director of BBUC	11,141	5,095
Wyatt Hartley(2)	Chief Financial Officer of Brookfield Renewable Partners	709	354
Anne Ruth Herkes(2)	Director of the general partner of the Partnership and director of BBUC	1,106	2,645
John S. Lacey(2)	Director of the general partner of the Partnership and director of BBUC	18,700	9,350
Brian D. Lawson(2)	Vice Chair and Director of Brookfield Corporation	92,414	46,207
Donald Mackenzie(2)	Director of the general partner of the Partnership and director of BBUC	13,430	6,715
Cyrus Madon(2)	Managing Partner of Brookfield Corporation, Chief Executive Officer of the Partnership and Chief Executive Officer of BBUC	91,630	45,815
David Mann(2)	Director of the general partner of Brookfield Renewable Partners	500	-
Lou Maroun(2)	Director of the general partner of Brookfield Renewable Partners	200	-
Ngee Huat Seek(2)	Director of Brookfield Corporation	200	100
Connor Teskey(2)	Managing Partner of Brookfield Corporation and Chief Executive Officer of Brookfield Renewable Partners	77	38
Denis Andre Turcotte(2)	Managing Partner of Brookfield Corporation, Chief Operating Officer of the Partnership and Chief Operating Officer of BBUC	10,470	5,233

Name	Relationship with the Partnership, Brookfield Corporation, and/or Brookfield Renewable Partners	# of Units	# of BBUC Exchangeable Shares(1)
Patricia Zuccotti(2) (3)	Director of the general partner of the Partnership, director of BBUC and director of the general partner of Brookfield Renewable Partners	4,961	2,480

(1)	BBUC Exchangeable Shares may be exchanged for Units or their cash equivalent on a one-for-one basis. BBUC Exchangeable Shares are not voting securities of the Partnership and as a result will not have the right to vote for the purposes of the Minority Approval.

(2)	Such persons will not be included as Minority Unitholders and any Units held by such persons will be excluded for purposes of determining if Minority Approval has been obtained in accordance with the requirements of MI 61-101. As of December 20, 2022, the Partnership estimates that 768,605 Units beneficially owned, or over which control or direction is exercised by directors or senior officers of the Partnership, Brookfield Corporation, and/or Brookfield Renewable Partners, and an additional 24,784,250 Units held by Brookfield Corporation, representing an aggregate of 25,552,855 Units (or approximately 34% of the outstanding Units) will be excluded for purposes of determining Minority Approval in accordance with the requirements of MI 61-101 and the Exemptive Relief. For more information, see “Other Information – MI 61-101 – The Partnership”.

(3)	Jeffrey Blidner and Patricia Zuccotti are also directors of the general partner of Brookfield Renewable Partners. See “Other Information - Interests of Certain Persons in the Transaction – Jeffrey Blidner and Patricia Zuccotti”.

MI 61-101

The Partnership

As a reporting issuer or the equivalent in all provinces and territories of Canada, the Partnership is, among other things, subject to the securities laws of Ontario and Québec, including MI 61-101. MI 61-101 regulates certain types of related party and other transactions to ensure equality of treatment among security holders and may require enhanced disclosure, approval by a majority of security holders (excluding interested or related parties), independent valuations and, in certain instances, approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101 apply to, among other transactions, “related party transactions” (as such term is defined in MI 61-101).

Since Brookfield Business Partners and Brookfield Renewable Partners are both affiliates of Brookfield Corporation, and Brookfield Renewable Partners is a “related party” of Brookfield Business Partners, the Transaction constitutes a “related party transaction” of Brookfield Business Partners as defined in MI 61-101.

In order for the Transaction to proceed, MI 61-101 requires that the Transaction be approved by the affirmative vote of a simple majority of the votes cast by or on behalf of Unitholders, excluding for this purpose votes attached to Units held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101. For this purpose, Units held by Brookfield Corporation, and any Units held by any directors or senior officers of Brookfield Corporation or certain of its affiliates, or any of their related parties and joint actors, will be excluded.

As of December 20, 2022, the Partnership estimates that a total of 25,552,855 (or approximately 34% of the outstanding Units) will be excluded for purposes of determining if Minority Approval has been obtained in accordance with the requirements of MI 61-101 and the Exemptive Relief. The number of Units that will be excluded in determining whether Minority Approval is obtained is described in more detail under the headings “Other Information – Principal Unitholders” and “Other Information – Interests of Certain Persons in the Transaction”.

Brookfield Business Corporation

Brookfield Business Corporation is also a reporting issuer or the equivalent in all provinces and territories of Canada and therefore subject to MI 61-101. Of the approximate 44% Equity Interest, approximately 17% is held indirectly by Brookfield Business Partners and approximately 27% is indirectly held by Brookfield Business Corporation.

Brookfield Business Corporation has received exemptive relief from the OSC in respect of Part 5 of MI 61-101 (the “Related Party Transaction Requirements”), provided that, amongst other conditions, (i) Brookfield Business Partners complies with the Related Party Transaction Requirements for each related party transaction entered into by Brookfield Business Corporation (a “BBUC Related Party Transaction”) as though Brookfield Business Partners entered into such related party transaction directly, (ii) the subject matter and form and substance of any formal valuation required to be obtained by Brookfield Business Partners under the Related Party Transaction Requirements for a BBUC Related Party Transaction and the value or range of values of such subject matter would be identical, and such form and substance would be identical in all material respects, to any formal valuation obtained by Brookfield Business Corporation for the same BBUC Related Party Transaction (provided however that where both Brookfield Business Partners and Brookfield Business Corporation are a party to the BBUC Related Party Transaction, the formal valuation may be a single valuation prepared on a consolidated basis for Brookfield Business Partners and Brookfield Business Corporation, as is the case in respect of the Formal Valuation), and (iii) any and all disclosure documents in connection with any BBUC Related Party Transaction, including any formal valuations, information circulars or material change reports, are also filed on the SEDAR profile of Brookfield Business Corporation.

Information Concerning the Buyer Consortium

The Buyer Consortium is a strategic consortium of buyers led by Brookfield Renewable Partners and Cameco. The Buyer Consortium is acquiring Westinghouse through the Acquisition Partnership, a separate acquisition entity in which Brookfield Renewable holds a 51% equity interest and Cameco holds a 49% equity interest. Brookfield Renewable Partners is pursuing this opportunity through the Brookfield Global Transition Fund I, which is the largest fund in the world focused on the energy transition. Of the 51% equity interest held by Brookfield Renewable, it is expected that Brookfield Renewable Partners, which has significant available liquidity, expects to invest approximately $750 million to acquire an approximate 17% interest in Westinghouse, which will be funded through normal course funding initiatives, including asset level upfinancings and asset recycling.

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Its portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 24,000 MW of installed capacity and an approximately 100,000 MW development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Brookfield Renewable Partners is the flagship listed renewable power company of Brookfield Corporation.

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Cameco’s competitive position is based on its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on Cameco’s nuclear fuel products to generate safe, reliable, carbon-free nuclear power. Cameco’s shares trade on the TSX and NYSE. Its head office is in Saskatoon, Saskatchewan.

Expenses of the Transaction

The estimated costs to be incurred by Brookfield Business Partners with respect to the Transaction and related matters, including financial brokerage, financial advisory, and legal fees, the costs of preparation of this Disclosure Document and other related documents and agreements, and regulatory filing fees, are expected to be in aggregate approximately $70 million.

Interests of Experts

TPH provided the Formal Valuation and Fairness Opinion described under the heading “The Transaction – Formal Valuation and Fairness Opinion”. As of the date hereof, the designated professionals of TPH, as a group, beneficially own, directly and indirectly, less than 1% of the outstanding securities of the Partnership and its affiliates.

Distribution Policy

The Transaction is not expected to result in any change to the Partnership’s quarterly distribution of $0.0625 per Unit or to Brookfield Business Corporation’s quarterly dividend of $0.0625 per BBUC Exchangeable Share.

Master Services Agreement

The Partnership entered into a Master Services Agreement dated May 31, 2016 and amended on March 15, 2022 (the “Master Services Agreement”) with Brookfield Corporation to provide management services to the Partnership. Key decision makers of the Partnership are employees of Brookfield Corporation and its affiliates and provide management services to the Partnership under this Master Services Agreement. The advice and opinions provided by management of Brookfield Corporation to the Independent Committee as described under the heading “The Transaction – Background to the Transaction” was rendered by management of Brookfield Corporation in its capacity as manager of Brookfield Business Partners under the Master Services Agreement between them, pursuant to which affiliates of Brookfield Corporation are responsible for identifying, evaluating and recommending to Brookfield Business Partners dispositions from time to time.

Additional information with respect to the Master Services Agreement is available in the Partnership’s Annual Report. The Master Services Agreement is available electronically on SEDAR at www.sedar.com and on the website of the SEC at www.sec.gov.

Auditors of the Partnership

Deloitte LLP is the auditor of the Partnership and is independent with respect to the Partnership within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of United States Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

Additional Information

The Partnership is subject to the information and periodic reporting requirements of the U.S. Securities Exchange Act of 1934 applicable to foreign private issuers and will fulfill the obligations with respect to those requirements by filing reports with the SEC. In addition, the Partnership is required to file documents filed with the SEC with the securities regulatory authority in each of the provinces and territories of Canada. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov. You are invited to read and copy any reports, statements or other information, other than confidential filings, that are filed with the Canadian securities regulatory authorities. These filings are electronically available from SEDAR at www.sedar.com. This information is also available at www.bbu.brookfield.com.

A copy of the Partnership’s Annual Report, as well as the Partnership’s most recent interim condensed and consolidated financial statements as of September 30, 2022 and December 31, 2021 and for the three- and nine-month periods ended September 30, 2022 and 2021 and management’s discussion and analysis thereon are available electronically on SEDAR at www.sedar.com and on the website of the SEC at www.sec.gov.

Veuillez noter que la version française de la présente circulaire est disponible sur le site Web de SEDAR au www.sedar.com.

A copy of this Disclosure Document has been sent to each director, and the auditor of the Partnership.

EFFECTIVE DATE

The Board of Directors of Brookfield Business Partners Limited, the general partner the Partnership has approved the contents of this Disclosure Document.

DATED as of the 28th day of December, 2022.

By order of the Board of Directors of Brookfield Business Partners Limited, as general partner and on behalf of Brookfield Business Partners L.P.

/s/ John Lacey
John Lacey
Director and Chair of Governance and Nominating Committee
Brookfield Business Partners Limited, as general partner and on behalf of Brookfield Business Partners L.P.

Appendix A – Form of Unitholder Consent

UNITHOLDER CONFIRMATION AND CONSENT

TO:                       Ontario Securities Commission (the “OSC”)

AND TO:           Brookfield Business Partners L.P. (“BBU”)

The undersigned, who is the beneficial owner of, or exercises control or direction over, limited partnership units of BBU (the “Units” and such holder, “it” or the “Undersigned”) hereby irrevocably acknowledges, confirms and agrees as follows:

1.	It has been advised that BBU, together with its affiliates Brookfield WEC Aggregator L.P. and Brookfield Capital Partners (Bermuda) Ltd. (such affiliates, the “Sellers”), have entered into an equity purchase agreement dated October 11, 2022 (the “Equity Purchase Agreement”) with a newly-formed partnership, Watt New Aggregator L.P. (the “Acquisition Partnership”) in which Cameco Corporation, directly or through one or more affiliated entities, holds a 49% interest, and in which Brookfield Renewable Partners L.P. (“BEP”), through one or more affiliated entities, and together with its institutional partners, holds the remaining 51% interest. Pursuant to the Equity Purchase Agreement, the Acquisition Partnership, directly or indirectly, will acquire 100% of the equity interests in Brookfield WEC Holdings Sub-Aggregator LP (“Sub-Aggregator”), the indirect parent company of Westinghouse Electric Company LLC (“Westinghouse”), a global provider of nuclear services businesses (the “Transaction”). In certain circumstances contemplated in the Equity Purchase Agreement, the Transaction will instead proceed by way of acquisition, directly or indirectly, of 100% of the equity interests in each of Brookfield WEC Holdings Inc. and Brookfield WEC EMEA Holdings, Ltd., which are directly owned subsidiaries of Sub-Aggregator and which together indirectly own 100% of Westinghouse and its subsidiaries. The total enterprise value for the Westinghouse entities that will be acquired by the Acquisition Partnership pursuant to the Transaction is US$7.875 billion, with approximately US$4.3 billion of required aggregate cash contributions from Cameco Corporation and BEP and its institutional partners and approximately US$3.7 billion of equity proceeds to the Sellers, subject to certain closing and post-closing adjustments based on the cash, indebtedness working capital and transaction expenses of Westinghouse and accounting for the cash value of any specified acquisitions or divestitures prior to the closing date.

2.	It has been advised that the aggregate cash consideration to BBU, its subsidiaries (including Brookfield Business Corporation) and associated entities (collectively, the “BBU Business”) for its approximate 44% indirect equity interest in Sub-Aggregator (the “Equity Interest”), is expected to be approximately US$1.628 billion.

3.	It has been advised that since BBU and BEP are both affiliates of Brookfield Corporation (formerly known as Brookfield Asset Management Inc.), BEP is a “related party” of BBU and the Transaction constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”), necessitating that, in the absence of any exemptions therefrom, BBU must obtain a formal valuation of the Equity Interest prepared in accordance with Part 6 of MI 61-101 (the “Formal Valuation”) and minority approval for the Transaction under Part 8 of MI 61-101 (the “Minority Approval”).

4.	It has been advised that the Transaction is considered a “related party transaction” under the rules of the New York Stock Exchange, which requires that the audit committee or other independent body of the board of directors of Brookfield Business Partners Limited, the general partner of BBU (the “General Partner”), in its capacity as general partner of BBU, conduct a reasonable prior review of the Transaction.

5.	It has been advised that the Transaction has been reviewed by the Governance and Nominating Committee of the General Partner, comprised of independent directors within the meaning of MI 61-101 (the “Independent Committee”).

6.	It has been advised that the Independent Committee retained Tudor, Pickering, Holt & Co. Securities – Canada, ULC (together with its corporate advisory affiliates, “TPH”), as independent valuator to prepare the Formal Valuation and to provide the Independent Committee with an opinion as to the fairness, from a financial point of view, of the consideration to be received by the BBU Business for the Equity Interest under the Transaction (the “Fairness Opinion”).

7.	It has been advised that, TPH advised the Independent Committee that, as of October 11, 2022, based upon its analysis and subject to the assumptions, limitations and qualifications set forth in the Formal Valuation and Fairness Opinion, the fair market value of the Equity Interest was in the range of US$1,265 million to US$1,800 million. The Independent Committee also received an opinion from TPH that, as of October 11, 2022 and based upon its analysis and subject to the assumptions, limitations and qualifications set forth in the Formal Valuation and Fairness Opinion, the $1,628 million cash consideration to be received by the BBU Business for the Equity Interest in connection with the Transaction is fair, from a financial point of view, to the BBU Business.

8.	It has been advised that, having carefully and fully considered and weighed all relevant benefits, risks and other factors, and taken into account the Formal Valuation and Fairness Opinion, and such other matters as it considered relevant concerning the Transaction, the Independent Committee unanimously determined that (i) the consideration to be received directly and indirectly by the BBU Business for the Equity Interest pursuant to the Transaction is fair, from a financial point of view, to the BBU Business, and (ii) the Transaction is in the best interests of BBU. Accordingly, the Independent Committee unanimously recommended, among other things, that the board of directors of the General Partner (the “Board”) authorize and approve the Transaction and recommend that holders of Units (the “Unitholders”) vote in favor of the anticipated resolution of Unitholders to approve the Transaction (the “Transaction Resolution”).

9.	It has been advised that, having carefully and fully considered and weighed all relevant benefits, risks and other factors, and taken into account the unanimous recommendation of the Independent Committee, the Independent Committee’s receipt of the Formal Valuation and Fairness Opinion, and such other matters as it considered relevant concerning the Transaction, the Board (other than Jeffrey Blidner and Patricia Zuccotti, each of whom disclosed that they had a disclosable interest in the Transaction) unanimously authorized and approved the Transaction and recommended that Unitholders vote in favor of the Transaction Resolution.

10.	It has been advised that, as contemplated in section 3.1 of Companion Policy 61-101CP to MI 61-101, BBU applied for and has received exemptive relief from the OSC from the requirements of subsection 5.3(2) of MI 61-101 to call a meeting of Unitholders to seek the Minority Approval for the Transaction and to send an information circular to Unitholders in connection with such meeting (the “Exemptive Relief”). The Exemptive Relief is conditional upon, among other things, BBU obtaining Minority Approval by way of written consent from the holders of a majority of the Units eligible to vote for the purposes of Minority Approval by executing and delivering this Unitholder Confirmation and Consent.

11.	It was sent a copy of a disclosure document pertaining to the Transaction, which it has been advised contains the information required by subsection 5.3(3) of MI 61-101 (the “Disclosure Document”) on December 28, 2022.

12.	It has been advised that concurrently with the sending of the Disclosure Document to the Undersigned, BBU has filed the Disclosure Document, this Unitholder Confirmation and Consent, and the Formal Valuation and Fairness Opinion (collectively, the “Transaction Disclosure Documents”) on SEDAR and each of the Transaction Disclosure Documents is available under BBU’s issuer profile on SEDAR at www.sedar.com.

13.	It has been advised that, as of December 20, 2022, (i) 24,784,250 Units currently controlled or directed by Brookfield Corporation, and (ii) an additional 768,605 Units controlled or directed by certain directors and senior officers of Brookfield Corporation or its affiliates will be excluded from the determination of whether Minority Approval has been obtained.

14.	Based on the Transaction Disclosure Documents and public disclosure by BBU, including the press release dated October 11, 2022, the Undersigned is familiar with the material terms of the Transaction, and further, specifically acknowledges that it has been informed with respect to: (i) the requirement to obtain minority approval (as defined in MI 61-101) for the Transaction due to the Transaction being a “related party transaction” within the meaning of MI 61-101; and (ii) the fact that the Exemptive Relief does not obviate the requirement for BBU to prepare, provide and file a disclosure document containing disclosure similar to that which would be available had Minority Approval been sought at a meeting.

15.	It understands that BBU is not permitted to obtain any executed Unitholder Confirmation and Consent until at least 14 days have passed from the date the relevant Unitholder received the Disclosure Document.

16.	It understands that BBU is not permitted to close the Transaction unless and until (i) Unitholders providing Unitholder Confirmations and Consents have had at least 14 days to review the Disclosure Document, and (ii) 14 days have elapsed from the date the latest of the Transaction Disclosure Documents were filed on SEDAR.

17.	It has had a minimum of 14 days to review this Unitholder Confirmation and Consent including the attached Disclosure Document.

18.	It has not received and will not receive, directly or indirectly, any payment, beneficial enhancement or inducement of any kind for agreeing to execute this Unitholder Confirmation and Consent or in respect of the Transaction.

19.	As of December 20, 2022, it beneficially owned or exercised voting control or direction over that number of Units indicated below.

20.	It has all necessary power and authority to execute and deliver this Unitholder Confirmation and Consent and to perform its obligations hereunder, and that this Unitholder Confirmation and Consent has been duly and validly executed and delivered by the Undersigned and constitutes a legal, valid and binding obligation of the Undersigned enforceable against the Undersigned in accordance with its terms, subject to bankruptcy, insolvency and other applicable laws creditors’ rights generally.

21.	It acknowledges that it has had an opportunity to consult with its own legal, financial and other advisors in connection with the provision of this Unitholder Confirmation and Consent and it agrees to the disclosure of its personal information contained herein in connection with the filing hereof with the OSC.

22.	It would vote in favor of approving the Transaction if asked to approve the Transaction and all matters in connection therewith at a meeting of Unitholders.

23.	It authorizes the directors and officers of the General Partner, in its capacity as general partner of BBU, to perform or cause to be done and performed any and all such acts and things which the directors and officers, on behalf of the General Partner, in its capacity as the general partner of BBU, may determine in their absolute discretion to be necessary or advisable in order to effect the Transaction.

24.	It hereby consents to the Transaction and consents to the use of this Unitholder Confirmation and Consent by BBU in connection with the Exemptive Relief.

This document may be executed in as many counterparts as are necessary and all counterparts together shall constitute the Unitholder Confirmation and Consent. Facsimile and electronic signatures shall and do hereby constitute a valid consent and authorization of the Undersigned.

DATED at______________________________, the________________      day of_________, 2023.

Name of Unitholder (please print)

by:

Authorized Signature

Official Capacity or Title (please print)

(Please print name of individual whose signature appears above if different than the name of the unitholder printed above.)

Number of Units beneficially owned or over which control or direction may be exercised as of December 20, 2022

[Signature Page to the Unitholder Confirmation and Consent of Brookfield Business Partners L.P. ]

Appendix B – Valuator Consent

We refer to the formal valuation and fairness opinion dated October 11, 2022 (the “Formal Valuation and Fairness Opinion”) which we prepared for the Governance and Nominating Committee of the board of directors of Brookfield Business Partners Limited, the general partner of Brookfield Business Partners L.P., that is summarized and referred to in the disclosure document of Brookfield Business Partners L.P. dated December 28, 2022 in connection with the disposition by Brookfield Business Partners L.P. of its approximate 44% indirect equity interest in Westinghouse Electric Company LLC to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners L.P. and its institutional partners. We hereby consent to the filing of the Formal Valuation and Fairness Opinion with the securities regulatory authority and the inclusion of a summary of the Formal Valuation and Fairness Opinion in this document.

The Formal Valuation and Fairness Opinion remain subject to the assumptions, limitations and qualifications set forth therein, reflect our views as of the date of the Formal Valuation and Fairness Opinion, and are not to be reproduced, disseminated, quoted from or referred to (in whole or in part), except in accordance with our prior written consent.

TUDOR, PICKERING, HOLT & CO. SECURITIES – CANADA, ULC

By:	/s/ Derek Wheatley
	Name:	Derek Wheatley
	Title:	Managing Director

Date:	December 28, 2022